Form 10-K405, Exhibit 13
period 1999-01-30
WEINERS STORES INC
filed 1999-04-30
CIK 1053316

Exhibit 13.1


WEINER'S(R) STORES, INC.






                         -----------------------------------------
                         Picture of merchandise that Weiner's
                         sells - blue jean shorts, towels, shirts
                         and tennis shoes.
                         -----------------------------------------







                                                                    Annual
                                                                    Report
                                                                    1998

CONTENTS

Letter to Stockholders                                      1

Selected Financial Data                                     5

Management's Discussion and Analysis of

Financial Condition and Results of Operations               6

Financial Statements                                       13

Market and Dividend Information
and Related Stockholder Matters                            24

Directors and Officers
and Stockholder Information                                25

Fellow Stockholders:

Fiscal 1998 was very disappointing for Weiner's Stores, Inc. The year began with the implementation of a fully integrated merchandising system. The change over in systems hampered merchandise flow, negatively impacting sales in the first quarter. The second quarter, while contributing positive sales growth, was not profitable as we were affected by the first signs of the national downturn in Levi's(R) jeans and branded athletic shoes. This downturn continued into our third quarter and was exacerbated by unrelenting weather conditions which included unseasonably high temperatures, floods and hurricanes. Forty-two store days were lost due to floods and hurricanes. This combination of events in the third quarter made it the most unprofitable quarter of the year.

The Company took steps to bolster the sales slide. Our buyers made opportunistic purchases to promote impulse buying from our customers. We aggressively managed inventory to reduce our markdown risk. We tested Bed and Bath shops in ten stores starting in July, and after positive results, we quickly opened 25 more in October. In addition, we placed selected Bed and Bath items throughout the Company in time for the Holiday sales season. Bed and Bath added approximately $2,700,000 in sales during the fourth quarter. Fourth quarter sales results were good due to increased promotional velocity. We were very aggressive in obtaining greater market share, which cost us gross margin dollars.

Total sales for fiscal 1998 were $260,908,000 compared to $263,637,000 in fiscal 1997. Fiscal 1998 contained 52 weeks compared to 53 weeks in fiscal 1997. Comparable store sales for the year declined 1.9% on a 52-week comparable basis. Merchandise margin as a percentage of sales increased slightly, 0.8%. Income before interest, taxes, depreciation, amortization and reorganization charges, impairment of assets and extraordinary gain was $100,000 for fiscal 1998 compared to $2,005,000 in fiscal 1997 and a loss of $434,000 in fiscal 1996.

The Company experienced a net loss of $4,992,000 in fiscal 1998 compared to net income of $12,656,000 in fiscal 1997 and a $17,220,000 net loss in fiscal 1996. The financial results for fiscal 1997 and 1996 were impacted by a variety of bankruptcy related items. There were no charges for bankruptcy related items in fiscal 1998. Included in fiscal 1997 is an extraordinary gain of $18,683,000 resulting from the discharge of debt, a charge of $1,519,000 resulting from the "fresh start" accounting adjustment of the Company's assets and liabilities, and reorganization expense of $2,406,000. Unusual items and bankruptcy related items in fiscal 1996 included a charge of $3,044,000 for impairment of assets and reorganization expense of $10,742,000.

During fiscal 1998, the Company opened seven new stores and closed three stores. Total capital expenditures for the year were $4,380,000, the majority of which was used for new store construction and remodels or relocations of existing stores. Our plans for 1999 are to open four to eight new stores, to relocate or remodel two stores and to continue to enhance our systems technology. Capital expenditures are estimated to be $5,000,000.

We have developed a new, exciting marketing program backed by a multi-media advertising campaign. We are creating excitement in the stores with a new signing program as well as an all-inclusive sales promotion package including circulars, TV, radio, and billboards. Also included are TV and radio spots and in-store signing in Spanish to reach a very important growing segment of our customer base. Our marketing programs include "The Big Deal," which highlights everyday low pricing on select basic commodity items, "Bargain Alley" with off-price items and close-out designer merchandise offered at deep discounts and "Dare to Compare," which shows the value being offered in our stores on well-known name brand merchandise as compared to our competitors.

With the disappointment of fiscal 1998 behind us, we look forward to the challenges ahead. Our focus is on making Weiner's Stores the preferred neighborhood store. We will continue to refine our merchandising formats to react to our customers' needs for value priced name brand merchandise. We will seek opportunities in the market that allow us to have new merchandise offerings such as Bed and Bath, which is expected to give us additional sales of $5 million during 1999. With the continued support of our associates, stockholders and vendors, we look forward to a more successful 1999.

---------------------------------
Picture of Herbert R.
Douglas - Chairman of the Board,
President and Chief Executive
Officer
---------------------------------
                                    /s/ Herbert R. Douglas
                                    Herbert R. Douglas
                                    Chairman of the Board, President
                                    and Chief Executive Officer

                                    March 17, 1999

                                                                   -------------

                                                                   Weiner's Logo

                                                                   -------------
WEINER'S

The Weiner's of today serves a growing ethnic and urban market with quality, well-established brand name clothing, shoes, accessories and, recently added, home furnishings. One of the Company's major strengths is its practice of positioning stores in urban locations, matching our principal demographics. We choose locations in neighborhood shopping centers near major food chains to make our customers' shopping experience more convenient.

----------------------------------------
Picture of "The Big Deal (We've Lowered
Our Prices)" sign in Weiner's Junior
Sportswear Department
----------------------------------------

NEW DEVELOPMENTS

Many changes have been implemented for 1999 that we expect will aid in boosting the Company's performance for the year:

o    A new major marketing strategy has been developed.

o Stronger merchandise efforts are in place to support the new marketing strategy.

o A larger portion of the advertising budget has been dedicated to promotional programs that target our core customer base.

o A new home furnishings department will be in place in approximately 100 stores. This new department will sell domestics, bed and bath items and other related products.

o A wider variety of products and brand names have been added to provide our customers with a broader selection, including such names as Ladies' Nike(R), Chaps(R), Sag Harbor(R), MUDD(R), Cannon(R), Dan River(R), Westpoint Stevens(R) and LEI(R), as well as toys, games, and small electronics.

o We will increase our amount of off-price closeout merchandise to provide our customers with more value.

o Major emphasis has been given to reduce prices even further to better cater to our budget-conscious customers.

These new developments and changes are set and in motion for 1999 in an effort to improve the Company's market share.

--------------------------------------
Picture of "Bargain Alley
(Good Stuff.... Cheap Prices)" signs
in a Weiner's store
--------------------------------------

-----------------------

Weiner's Logo continued

-----------------------

MARKETING

Weiner's 1999 marketing campaign is centered around three major merchandising programs, all of which are marketed with dramatic, fresh and energetic presentation:

o The Big Deal (We've Lowered Our Prices) This program features our top quality clothing at everyday prices well below those of comparable items sold elsewhere.

o Bargain Alley (Good Stuff...Cheap Prices) This program supports our buyers' off-price special purchase merchandise that is sold at extremely low prices.

o Dare to Compare (Top Brands at Lower Prices) This program features well-known brand name clothing, such as Bugle Boy(R), Levi's(R), Reebok(R) and others, priced more aggressively than the rest of the marketplace. These prices are significantly lower than those at most department stores.

------------------------------------
Picture of "Dare to Compare" sign
with Bugle Boy(R) slacks in
Weiner's
------------------------------------

This year, a multi-media campaign has been added to support these new programs, which are presented to our customers with a new slogan, "Weiner's: Because Everybody Loves a Bargain." This aggressive marketing and merchandising campaign, with its focused television and radio broadcast program, billboards and new in-store signage programs, all presented in both English and Spanish, will more effectively cater to our target customer.

These programs have been designed to help the Company be more competitive in the marketplace and truly support the economics of our customer base.

-----------------------------
Picture of Home Furnishings
Department at Weiner's
-----------------------------

GROWTH

For 1999, future store growth will begin with two new stores in the Jackson, Mississippi market in late Spring, 1999. We are also planning to add several other new locations during the year in local neighborhood strip centers that will support our strategy to increase our urban presence.

Key markets that have performed well for the Company, such as Dallas and San Antonio, are being studied and reviewed for possible expansion.

LOCATIONS

Weiner's Stores, Inc. is a Houston, Texas based neighborhood family retailer of branded products for value conscious customers, operating 132 stores located primarily in strip shopping centers in Texas and Louisiana, and employs approximately 3,500 full- and part-time employees.


-----------------------------------------------

Map of states we do business in -
Texas, Louisiana

Also included is a map of Mississippi
where we plan to do business in.

-----------------------------------------------


               TEXAS             Border Market      Port Lavaca
               Houston Market    Brownsville        Victoria-2
               Alvin             Del Rio            Wharton
               Baytown           Eagle Pass
               Channelview       Edinburg           Dallas Market
               Conroe            Harlingen          Dallas-5
               Deer Park         Laredo             Ft. Worth
               Dickinson         McAllen-2
               Galveston         Mission            LOUISIANA
               Houston-29        Weslaco            Louisiana-Other
               Humble                               Market
               Missouri City     Austin Market      Alexandria
               Pasadena-2        Austin-5           Baton Rouge-3
               Pearland          Round Rock         Covington
               Rosenberg         San Marcos         Gonzales
               Spring                               Hammond
               Stafford          San Antonio        Houma
               Texas City        Market             Lafayette North
               Tomball           San Antonio-7      Lake Charles
                                 Seguin             La Place
               Northeast Market  Universal City     Monroe
               Bellmead                             New Iberia
               Brenham           Corpus Christi     Opelousas
               Bryan             Market             Shreveport-2
               Cleveland         Alice
               Crockett          Corpus Christi-3   New Orleans Market
               Jasper            Portland           Chalmette
               Killeen                              Gretna
               Longview          Golden Triangle    Marrero
               Lufkin            Market             New Orleans-3
               Marshall          Beaumont-2
               Nacogdoches       Pinehurst          * FUTURE LOCATIONS
               Temple            Port Arthur        MISSISSIPPI
               Texarkana                            Clinton
               Waco              Southwest Market   Jackson
                                 Angleton
                                 Bay City
                                 Beeville
                                 Clute
                                 El Campo

SELECTED FINANCIAL DATA

                               Successor Company                                Predecessor Company
                          ----------------------------  ------------------------------------------------------------------

                           Fiscal Year    Twenty-Three          Thirty                      Fiscal Year Ended (a)
                              Ended        Weeks Ended       Weeks Ended      --------------------------------------------
                           January 30,     January 31,        August 25,      January 25,      January 27,     January 28,
                            1999 (a)          1998             1997 (b)          1997             1996          1995 (c)
                            --------          ----             --------          ----             -----         --------
                                            (Dollars in thousands, except per share and per square foot data)
INCOME STATEMENT DATA:
Net sales                   $  260,908     $    103,322      $    160,315     $    263,666    $    260,712    $     307,992
Operating (loss) income         (3,979)          (5,734)            1,250          (17,864)        (25,847)        (19,104)
Net (loss) income               (4,992)          (5,885)           18,541          (17,220)        (25,605)        (19,664)

Net (loss) income per share
   of common stock (d)      $    (0.26)    $      (0.31)     $     185.41     $    (172.20)   $    (256.05)   $    (196.64)


BALANCE SHEET DATA:
Working capital             $   34,781     $     41,249      $     43,434     $     54,728    $     64,926    $     (2,686)
Total assets                    83,317           80,739            99,241           91,285         103,242           94,106
Long-term debt                   4,000            5,000                 -                -               -                -

SELECTED OPERATING DATA:
Comparable store net sales
   (decrease) increase          (1.9)%         (0.1)% (e)                             6.7%         (11.9)%           (0.4)%
Number of stores
   Beginning of period             128              134               131              139             158              155
   Opened                            7                1                 3                -               -                4
   Closed                            3                7                 -                8              19                1
   End of period                   132              128               134              131             139              158
Total sales square feet at
   end of period (000's)         2,644          2,602 (e)                            2,652           2,810            3,247
Average net sales per store  $   2,007            $2,036 (e)                        $1,953          $1,756           $1,968

Average net sales per square
     foot                    $      99            $100 (e)                         $   97          $   86           $    96


(a) Fiscal year 1998, which contained 52 weeks, and fiscal year 1997, which contained 53 weeks, both ended on the Saturday closest to January 31st (i.e., January 30, 1999 and January 31, 1998, respectively). Fiscal years 1996 and 1995 each contained 52 weeks and ended January 25, 1997 and January 27, 1996, respectively. Fiscal year 1994 was a thirteen-month period that ended on January 28, 1995.

(b) Net income for the thirty weeks ended August 25, 1997 includes $1,519,000 in "fresh start" expense and $18,683,000 in extraordinary gain related to debt discharge.

(c) As of January 1, 1994, the Company changed its fiscal year from a calendar year to a 52- or 53-week fiscal year. As a result of this change, the financial information for the period ended January 28, 1995 (fiscal 1994) includes the results of the calendar year ended December 31, 1994 and the results from the month of January 1995, a period of 13 months. The Company has not restated the results of operations on a comparative 52-week basis.

(d) Net loss per share of common stock for fiscal year 1998 is based on a weighted average number of shares of common stock outstanding of 18,869,208. Net loss per share of common stock for the twenty-three weeks ended January 31, 1998 (Successor Company) is based on a weighted average number of shares of common stock outstanding of 19,000,000. Net income (loss) per share of common stock for the thirty weeks ended August 25, 1997 (Predecessor Company) and for fiscal years ended January 25, 1997, January 27, 1996 and January 28, 1995 is based on a weighted average number of shares of common stock outstanding of 100,000. Earnings per share for the Predecessor Company is not comparable due to the Company's reorganization.

(e) Amount presented is for the fiscal year ended January 31, 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The financial results of Weiner's Stores, Inc. (the "Company") have changed significantly over the past four years, principally as a result of its filing for reorganization under Chapter 11 ("Chapter 11") of Title 11 of the United States Code (the "Bankruptcy Code") on April 12, 1995, and the Company's subsequent emergence from Chapter 11 reorganization on August 26, 1997 (the "Effective Date").

The Company's net loss for the 52-week fiscal year ended January 30, 1999 ("1998") was $4,992,000 compared to a net income of $12,656,000 for the 53-week fiscal year ended January 31, 1998 ("1997") and a net loss of $17,220,000 for the 52-week fiscal year ended January 25, 1997 ("1996"). An extraordinary gain for debt discharge of $18,683,000 favorably impacted the results in 1997. Comparable 52-week store sales decreased 1.9% for 1998. In 1997, comparable 53-week store sales were virtually flat. The Company had an operating loss as a percentage of sales of 1.5% in 1998, 1.7% in 1997 and 6.7% in 1996.

In August 1998, the Company entered into the second amendment (the "Second Amendment") to its revolving credit agreement, dated as of the Effective Date (as amended, the "Revolving Credit Agreement"), which provides a $40,000,000 working capital facility including a sub-facility of $15,000,000 for letters of credit. The Second Amendment, among other things, provided for a slight upward adjustment in applicable interest rates, and adjusted the financial covenant relating to earnings before interest, taxes, depreciation and amortization ("EBITDA"), as defined in the Revolving Credit Agreement. Borrowings under the Revolving Credit Agreement are restricted for the sole use of funding working capital requirements in the ordinary course of business and for other general corporate purposes. Under the terms of the Revolving Credit Agreement, capital expenditures are limited to $7,000,000 in fiscal year 1999 and to $5,000,000 in the period commencing January 30, 2000 and ending August 31, 2000, the expiration date of the Revolving Credit Agreement.

The Company emerged from Chapter 11 reorganization on the Effective Date. The Company incurred reorganization expenses of $2,406,000 and $10,742,000 in 1997 and 1996, respectively. These charges included, over such two-year period, approximately $4,800,000 in relation to the closing of unprofitable stores and a warehouse facility, $5,200,000 in professional fees, $1,700,000 of system and store reorganization costs, $800,000 of administrative reorganization costs, and approximately $600,000 of other reorganization costs.

On the Effective Date, the Company restructured its capitalization in accordance with the Company's Amended Plan of Reorganization under Chapter 11 of the Bankruptcy Code, dated June 24, 1997, as amended (the "Plan"), which was confirmed by order of the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") on August 13, 1997. The application of "fresh start" reporting provisions of Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7") as of the Effective Date included adjustments to certain assets, which resulted in a $1,519,000 one-time charge to expense. Further, the Company recognized reorganization value in excess of amounts allocable to identifiable assets ("Excess Reorganization Value") of $4,411,000. This Excess Reorganization Value is being amortized by the straight-line method over 15 years. Also on the Effective Date, the value of the cash and securities distributed by the Company in settlement of the claims resulted in an extraordinary gain of $18,683,000.

In 1996, the Company wrote off $3,044,000 of impaired assets as a result of management's decision to replace the Company's point-of-sale equipment at a future date, the effect of which was to significantly reduce the estimated useful lives of such point-of-sale equipment and associated hardware and software.

"FRESH START" REPORTING

As a result of "fresh start" reporting under SOP 90-7, the financial information for the fiscal year ended January 30, 1999 is not comparable to the information for the twenty-three weeks ended January 31, 1998, the thirty weeks ended August 25, 1997 or the fiscal year ended January 25, 1997. However, except as described below, the Company believes that the impact of the "fresh start" reporting adjustments, while material, is identifiable, and that combining the twenty-three weeks ended January 31, 1998 with the thirty weeks ended August 25, 1997 provides a useful basis for comparison to the current and prior periods. Therefore, the following discussion assumes the periods in fiscal 1997 are combined.

RESULTS OF OPERATIONS

The following table sets forth income statement data for 1998, 1997 and 1996 expressed as a percentage of sales:

                                                                 1998            1997*         1996
                                                                 ----            -----         ----
Net sales                                                       100.0%          100.0%        100.0%
Cost of goods sold                                               67.0%           67.8%         68.0%
                                                               -------         -------       -------
Gross margin                                                     33.0%           32.2%         32.0%
Selling, administrative and other operating costs                34.5%           33.0%         33.6%
Reorganization expense                                            0.0%            0.9%          4.0%
Impairment of assets                                              0.0%            0.0%          1.1%
                                                               -------         -------       -------
Operating loss                                                   -1.5%           -1.7%         -6.7%
Interest (expense) income, net                                   -0.4%            0.0%          0.2%
"Fresh start" adjustments                                         0.0%           -0.6%          0.0%
                                                               -------         -------       -------
Loss before extraordinary gain                                   -1.9%           -2.3%         -6.5%
Extraordinary gain                                                0.0%            7.1%          0.0%
                                                               -------         -------       -------
Net (loss) income                                                -1.9%            4.8%         -6.5%
                                                               =======         =======       =======

*Reflects the combining of the twenty-three weeks ended January 31, 1998 (Successor Company) and the thirty weeks ended August 25, 1997 (Predecessor Company).

1998 COMPARED TO 1997

Net sales decreased to $260,908,000 in 1998 from $263,637,000 in 1997. The sales decrease was primarily attributable to the number of weeks in 1998 (52 weeks) compared to 1997 (53 weeks), offset by the opening of seven new stores in 1998. Comparable store sales on a 52-week comparable basis decreased 1.9%. The decrease is primarily attributable to the decline in Levi's(R) jeans sales, offset by the introduction of domestics in the fourth quarter of 1998.

Cost of goods sold decreased $3,908,000 to $174,750,000 in 1998 from $178,658,000 in 1997. As a percentage of sales, cost of goods sold decreased to 67.0% in 1998 from 67.8% in 1997. Gross margin increased $1,179,000 to $86,158,000 in 1998 from $84,979,000 in 1997. Gross margin as a percentage of sales increased to 33.0% in 1998 compared to 32.2% in 1997. This increase in gross margin is primarily due to an increase in initial markup and a decrease in merchandise shrinkage, offset by an increase in markdowns as a percentage of sales.

Selling, general and administrative expenses increased $3,080,000 to $90,137,000 in 1998 from $87,057,000 in 1997. This increase is primarily due to increased payroll costs due to federally mandated minimum wage increases, promotional advertising and rent expense. Selling, general and administrative expenses, as a percentage of sales, increased to 34.5% in 1998 from 33.0% in 1997 due primarily to the decline in sales.

Fiscal 1997 included $2,406,000 of reorganization expense. There has been no reorganization expense since August 26, 1997 when the Company emerged from Chapter 11 reorganization.

Operating loss decreased to $3,979,000 in 1998 from $4,484,000 in 1997. Had the Company not incurred the reorganization expense referred to above, operating loss would have been $2,078,000 in 1997.

The Company recorded interest expense of $1,013,000 in 1998 compared to $201,000 in 1997. During its bankruptcy proceedings, the Company discontinued accruing interest on substantially all of its prepetition debt. Interest expense has increased due to the increase in borrowings under the Revolving Credit Agreement since the Company's emergence from Chapter 11 reorganization on August 26, 1997.

Interest income during 1998 was approximately zero compared to $177,000 during 1997. This decline in interest income is primarily due to the reduction in cash available for investment in 1998 as compared to 1997.

The Company recorded $1,519,000 in "fresh start" expense in relation to its emergence from Chapter 11 reorganization in August 1997.

The Company provides United States federal income taxes based on its estimated annual effective tax rate for the fiscal year. No income tax provision was recorded in either 1998 or 1997. The recognition of income tax benefits is affected by limitations on the Company's ability to utilize net operating loss ("NOL") carryforwards.

Extraordinary gain of $18,683,000 related to debt discharged in the Company's emergence from Chapter 11 reorganization was recognized in August 1997.

The Company's net loss for 1998 was $4,992,000 compared to a net income of $12,656,000 for 1997. The Company adopted "fresh start" accounting upon its emergence from Chapter 11 reorganization. Earnings per share for prior periods is based on the Predecessor Company shares then outstanding; such information is not comparable due to the Company's reorganization.

1997 COMPARED TO 1996

Net sales decreased slightly to $263,637,000 in 1997 from $263,666,000 in 1996. Fiscal year 1997 was a period of 53 weeks compared to a period of 52 weeks in fiscal year 1996. This decrease in sales was primarily attributable to the closing of 15 stores over the previous two years and the slight decline in comparable store sales of .01% on a 53-week comparable basis, offset by the opening of four new stores in 1997.

Cost of goods sold decreased $506,000 to $178,658,000 in 1997 from $179,164,000 in 1996. As a percentage of sales, cost of goods sold decreased to 67.8% in 1997 from 68.0% in 1996. Gross margin increased $477,000 to $84,979,000 in 1997 from $84,502,000 in 1996. Gross margin, as a percentage of sales, increased to 32.2% in 1997 from 32.0% in 1996. The improvement is primarily attributable to an improvement in initial markup.

Selling, general and administrative expenses decreased $1,523,000 to $87,057,000 in 1997 from $88,580,000 in 1996. This reduction is primarily attributable to the closing of 15 stores over the previous two years, offset by the opening of four new stores in 1997. As a percentage of sales, selling, general and administrative expenses decreased to 33.0% in 1997 from 33.6% in 1996.

Reorganization expense decreased $8,336,000 to $2,406,000 in 1997 from $10,742,000 in 1996. This decrease is a result of the Company's emergence from Chapter 11 reorganization on August 26, 1997. Reorganization expense in 1997 was primarily professional fees.

The Company recorded net interest expense of $24,000 in 1997 compared to net interest income of $596,000 in 1996. The decline is primarily due to the reduction in cash available for investment in 1997 as compared to 1996, lowering interest income significantly. During its bankruptcy proceedings, the Company discontinued accruing interest on substantially all of its prepetition debt. Interest expense increased as a result of the Company's emergence from Chapter 11 reorganization on August 26, 1997.

The Company recorded $1,519,000 in "fresh start" expense in relation to its emergence from Chapter 11 reorganization in 1997. Related "fresh start" adjustments of $15,905,000 were credited to retained earnings in 1997 to eliminate the Company's cumulative deficit as of the Effective Date.

The Company recorded no current or deferred income tax benefit in 1997. In 1996, a deferred tax benefit of $48,000 was recorded. The recognition of income tax benefits in both periods has been affected by limitations on the Company's ability to utilize NOL carryforwards.

Extraordinary gain of $18,683,000 related to debt discharged in the Company's emergence from Chapter 11 reorganization was recognized in August 1997.

LIQUIDITY AND CAPITAL RESOURCES

Cash from Operations and Working Capital

The Company's primary sources of liquidity have been cash flow from operations and borrowings under the Revolving Credit Agreement.

For the three fiscal years ended January 30, 1999, net cash flow from operations was as follows ($ in thousands):

                                                                 1998            1997*           1996
                                                                 ----            -----           ----
         Net (loss) income                                   $   (4,992)       $ 12,656        $ (17,220)
         Depreciation and amortization                            4,079           4,083            3,644
         Other non-cash charges                                     125         (14,771)          14,067
         Changes in current assets and liabilities                5,372         (15,377)          (4,897)
                                                               --------        --------         ---------
         Net cash provided by (used in) operating activities$     4,584        $(13,409)       $  (4,406)
                                                               =========       ========         =========

* Reflects the combining of the twenty-three weeks ended January 31, 1998 (Successor Company) and the thirty weeks ended August 25, 1997 (Predecessor Company).

The increase in cash provided by operating activities in 1998 reflects an increase in vendor credit since the Company's emergence from Chapter 11 reorganization, offset by increased inventory. In 1997, the increase in cash used in operating activities from 1996 reflects the Company's emergence from Chapter 11 reorganization and the cash payment of certain claims.

The Company's working capital, current ratio and ratio of sales to average working capital at the end of the three fiscal years ended January 30, 1999 were as follows ($ in thousands):

                                                                 1998            1997            1996
                                                                 ----            ----            ----
         Working capital                                     $   34,781       $  41,249       $   54,728
         Current ratio                                              2.3             3.4              3.4
         Ratio of sales to average working capital                  6.9             5.5              4.4

The Company funds inventory purchases through cash flows from operations, from borrowings under the Revolving Credit Agreement and through favorable payment terms the Company has established with its vendors.

Revolving Credit Agreement

The Company's Revolving Credit Agreement provides a $40,000,000 working capital facility, including a $15,000,000 sub-facility for the issuance of letters of credit. The Revolving Credit Agreement is secured by substantially all of the Company's assets. The Revolving Credit Agreement provides that proceeds may be used solely to fund working capital in the ordinary course of business and for other general corporate purposes. Borrowings under the Revolving Credit Agreement bear interest at the reference rate thereunder plus 0.5% or, at the option of the Company, the Eurodollar Rate thereunder plus 2.5%. Under the terms of the Revolving Credit Agreement, capital expenditures are limited to $7,000,000 in fiscal year 1999. The Revolving Credit Agreement further stipulates certain borrowing limitations based on the Company's inventory levels and requires that the Company comply with certain financial covenants. The Revolving Credit Agreement expires on August 31, 2000. As of January 30, 1999, the Company was in compliance with all of its covenants under the Revolving Credit Agreement.

At January 30, 1999, the Company had approximately $20,168,000 of availability under the working capital facility, after considering borrowings and outstanding letters of credit. At January 30, 1999, the outstanding letters of credit thereunder were approximately $5,051,000.

As a result of the Company's financial performance since emerging from bankruptcy, the Company entered into the Second Amendment, dated August 29, 1998, which provided for, among other things, a slight upward adjustment to the applicable interest rates and an adjustment to the financial covenant relating to earnings before interest, taxes, depreciation, and amortization ("EBITDA"), as defined.

The Company believes that the financial covenants established in the Second Amendment will be achieved based upon the Company's current and anticipated performance. Based upon management's 1999 operating plan and availability under the Revolving Credit Agreement, the Company believes that there is adequate liquidity to fund the Company's operations during fiscal year 1999. However, material shortfalls or variances from anticipated performance could require the Company to seek a further amendment to the Revolving Credit Agreement or alternative sources of financing or to limit capital expenditures.

Capital Expenditures

The Company's capital expenditures were approximately $4,380,000 in 1998, $6,823,000 in 1997 and $3,957,000 in 1996. The majority of capital expenditures were for fixtures, equipment and leasehold improvements for new, relocated and remodeled stores and the upgrade of the management information systems. The Company opened seven new stores in 1998, four new stores in 1997 and no new stores in 1996. Underperforming stores are closed upon lease termination, or earlier if possible. The Company closed three underperforming stores in 1998, seven underperforming stores in 1997 and eight underperforming stores in 1996.

The Company's capital expenditures are expected to be approximately $5,000,000 in fiscal 1999 for the opening of new stores, remodeling of existing stores and management information system enhancements. The Company expects to fund these capital expenditures from cash generated by operations and borrowings under the Revolving Credit Agreement.

IMPACT OF INFLATION

In recent years, the impact of inflation on the Company's results of operations has been insignificant. As operating expenses have increased, the Company has been unable, due to competitive pressure, to recover these increases in costs by increasing prices over time. Future results of the Company will depend on, among other things, the competitive environment, the prevailing economic climate and the ability of the Company to adapt to these conditions.

SEASONALITY

The Company's business is seasonal with approximately 43% of the Company's annual sales being generated during the back-to-school selling season in July and August and the Christmas selling season of November and December. In addition, the Company's performance, like that of many other retailers, is sensitive to the overall U.S. economy and economic cycles and related economic conditions that influence consumer trends and spending patterns.

RECENT ACCOUNTING PRONOUNCEMENTS

The Accounting Standards Executive Committee has issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5"). Among other things, SOP 98-5 requires that the costs of start-up activities be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The Company has adopted SOP 98-5 beginning January 31, 1999 (fiscal year
1999). Prior to adoption of SOP 98-5, the Company expensed the costs associated with the opening of new stores in the fiscal year in which the store was opened.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). The Company believes that FAS 133 will have no impact on its financial statements.

YEAR 2000 READINESS DISCLOSURE

The Year 2000 issue is primarily the result of computer programs being written using two digits rather than four to define the applicable year. Certain information technology systems and their associated software and certain equipment that utilizes embedded logic chips to control aspects of its operation may recognize "00" as a year other than the year 2000. Some systems and embedded chip equipment owned or used by the Company and third parties that do business with the Company may contain two-digit programming to define a year. The Year 2000 issue could result, at the Company and elsewhere, in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or to engage in other normal business activities.

The Company's State of Readiness

In the ordinary course of business, the Company initiated plans to replace or enhance its core business systems in fiscal 1996-1999 with systems which would be Year 2000 compliant. During fiscal 1997, the Company established an oversight committee (the "Committee"), consisting of individuals from each of its functional areas, to review all of the Company's computer systems and programs, as well as to make inquiries with respect to the computer systems of the third parties upon whose data or functionality the Company relies in any material respect, and to assess their ability to process transactions in the year 2000. The Committee meets regularly to review the progress of the Company's Year 2000 compliance initiative. The goal of the Committee is to achieve a transition for the Company into the year 2000 that is free of any material interruptions. The Company has divided its Year 2000 efforts into five phases: (i) identification and inventorying of systems, including embedded chip equipment with potential Year 2000 problems; (ii) assessment of the scope of Year 2000 issues for, and assigning priorities, to each item based on its importance to the Company's operations; (iii) remediation of Year 2000 issues in accordance with assigned priorities by correction, upgrade, replacement, or retirement; (iv) testing for a validation of Year 2000 compliance; and (v) developing contingency plans to address the most reasonably likely worst case scenario for the Company's Year 2000 issues. Because the Company uses a variety of systems, internally developed and third party provided software and embedded chip equipment, depending upon business function and location, various aspects of the Company's Year 2000 efforts are in different phases and are proceeding in parallel.

The Company's operations are also dependent upon the Year 2000 readiness of third parties who do business with the Company. In particular, the Company's systems interact with commercial electronic transaction processing systems to handle customer credit card purchases and other point of sale transactions, and the Company is dependent on third party suppliers of such infrastructure elements as, but not limited to, telephone service, electric power, gas, water, banking facilities, merchandise purchases, deliveries, federal, state and other governmental agencies, and other services. The Company has identified and has initiated formal communications with key third parties and suppliers and with significant merchandise vendors to determine the extent to which such parties have resolved their own Year 2000 issues. Although the Company is continuing to make such inquiries of third party providers and to seek responses thereto, and the Company has not been put on notice that any known third party problem will not be resolved, the Company has limited information and no assurance of additional information concerning the Year 2000 readiness of third parties. Consequently, the resulting risks to the Company's business are very difficult to assess. Where commercially reasonable to do so, the Company intends to assess its risks with respect to failure by third parties to be Year 2000 compliant and to seek to mitigate those risks. The Company believes that there are certain third party providers with respect to which there is no reasonable method to mitigate such risks.

Costs

The total cost associated with becoming Year 2000 compliant is not expected to be material to the Company's financial position. The Company expects such costs in the aggregate to be approximately $50,000 exclusive of system additions, upgrades or replacements incurred in the ordinary course of business and assuming no necessity to implement contingency plans. Costs through January 30, 1999 have been approximately $20,000. The remaining compliance costs are expected to be incurred within the next 12 months.

Risks

The Company intends and expects to implement the changes that it determines to be necessary to address the Year 2000 issue for systems and embedded chip equipment used within the Company. The Company presently believes that, with modifications to its existing software, conversions to new software, and appropriate remediation of embedded chip equipment, the Year 2000 issue is not reasonably likely to pose significant operational problems for the Company's systems and embedded chip equipment as so modified and converted. However, if unforeseen difficulties arise or such modifications, conversions and replacements are not completed on a timely basis, or if the Company's vendors' or suppliers' systems are not Year 2000 compliant, the Year 2000 issue may have a material, adverse impact on the results of operations and financial condition of the Company.

The Company is presently unable to accurately assess the likelihood that the Company will experience significant operational problems due to unresolved Year 2000 problems of third parties who do business with the Company. There can be no assurance that such other entities will achieve timely Year 2000 compliance; if they do not, Year 2000 problems could have a material, adverse impact on the Company's operations. Similarly, there can be no assurance that the Company can timely mitigate its risks related to suppliers' failure to resolve its Year 2000 issues. If such mitigation is not achievable, Year 2000 problems could have a material, adverse impact on the Company's operations.

The Company estimates that it will achieve Year 2000 compliance by the end of August 1999. The Company's estimates of such date and the costs of achieving Year 2000 compliance are based on management's best estimates, which were derived using numerous assumptions about future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no assurance that these estimates will be achieved, and actual results could differ materially from these estimates. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in Year 2000 remediation work, the ability to locate and correct all relevant computer codes and to do so on a timely basis, the success achieved by the Company's suppliers in reaching Year 2000 readiness, the timely availability of necessary replacement items and similar uncertainties, many of which are beyond the Company's control.

Contingency Plans

The Company is in the process of developing Year 2000 contingency plans to address its most critical operational areas at the Company level. By the close of the second quarter of fiscal 1999, the Company expects to more completely define these issues, quantify their potential impact and complete the development of such contingency plans. However, the necessity, timing and cost of any contingency plans must be evaluated on a case-by-case basis and may vary considerably, and testing results and external business partner responses may require changes in or additions to such plans. Furthermore, there may be no practical alternative course of action available to the Company for some issues.

The Company's statements of its expectations regarding the Year 2000 problem, including as to the current status, date of completion and costs of its Year 2000 compliance programs, are forward-looking statements. These statements are management's best estimates based on information currently available. Therefore, they are inherently subject to risks and uncertainties, including those described above, which could cause actual results to differ and which may have a material adverse effect on the Company's business, financial position, results of operations or capital or liquidity needs.

FOREIGN OPERATIONS

As all of the Company's stores have been and are currently located in Texas and Louisiana, during the last three fiscal years the Company has received no revenues from external customers attributable to foreign countries except for certain revenues received from customers visiting the Company's stores from foreign countries, the amount of which revenues it is impracticable for the Company to determine and which is immaterial to the Company's sales. All of the Company's long-lived assets are currently located in the United States.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. The words "anticipate," "believe," "expect," "plan," "intend," "seek," "estimate," "project," "will," "could," "may" and similar expressions are intended to identify forward-looking statements. These statements include, among others, information regarding future operations, future capital expenditures and future net cash flow. Such statements reflect the Company's current views with respect to future events and financial performance and involve risks and uncertainties, including, without limitation, general economic and business conditions, changes in foreign, political, social and economic conditions, regulatory initiatives and compliance with governmental regulations, the ability of the Company and its competitors to predict fashion trends and customer preferences and achieve further market penetration and additional customers, consumer apparel buying patterns, adverse weather conditions, inventory risks due to shifts in market demand, Year 2000 issues, and various other matters, many of which are beyond the Company's control. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove to be incorrect, actual results may vary materially and adversely from those anticipated, believed, estimated or otherwise indicated. Consequently, all of the forward-looking statements made in this Annual Report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effect on the Company or its business or operations. The Company does not undertake and expressly disclaims any obligation to publicly update or revise any such forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.

WEINER'S STORES, INC. CONSOLIDATED BALANCE SHEETS

                                                                              January 30,             January 31,
                                                                                 1999                    1998
                                                                                 ----                    ----
ASSETS
Current Assets:
   Cash                                                                    $     2,849,000         $     3,574,000
   Receivables, net                                                              1,252,000               1,592,000
   Merchandise inventories, net                                                 54,243,000              49,881,000
Prepaid expenses and other assets                                                2,380,000               3,138,000
                                                                           ---------------         ---------------

     Total current assets                                                       60,724,000              58,185,000
                                                                           ---------------         ---------------

Property and Equipment:
   Land                                                                            258,000                 258,000
   Building - distribution center and office facility                            1,996,000               1,967,000
   Furniture, fixtures and leasehold improvements                               20,728,000              17,756,000
                                                                            --------------          --------------

     Total                                                                      22,982,000              19,981,000
   Less accumulated depreciation and amortization                               (4,296,000)             (1,628,000)
                                                                            ---------------         ---------------

     Total property and equipment, net                                          18,686,000              18,353,000
                                                                            --------------          --------------

Excess Reorganization Value, less accumulated amortization of

   $504,000 and $210,000, respectively                                           3,907,000               4,201,000
                                                                            --------------          --------------

                                                                           $    83,317,000         $    80,739,000
                                                                           ===============         ===============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Trade accounts payable                                                  $    16,967,000         $     9,303,000
   Accrued expenses and other current liabilities                                8,976,000               7,633,000
                                                                            --------------          --------------

     Total current liabilities                                                  25,943,000              16,936,000
                                                                            --------------          --------------

   Other Liabilities                                                               397,000                 834,000
   Long-Term Debt                                                                4,000,000               5,000,000
                                                                            --------------          --------------

Commitments and Contingencies                                                            -                       -

Stockholders' Equity:
   Common stock, $.01 par value, 50,000,000 shares authorized,
     19,000,000 shares issued                                                      190,000                 190,000
   Additional paid-in capital                                                   63,664,000              63,664,000
   Accumulated deficit                                                         (10,877,000)             (5,885,000)
   Treasury stock, at cost, 523,170 and 0 shares, respectively                           -                       -
                                                                            --------------          --------------

     Total stockholders' equity                                                 52,977,000              57,969,000
                                                                            --------------          --------------

                                                                           $    83,317,000         $    80,739,000
                                                                           ===============         ===============

The accompanying notes are an integral part of these consolidated financial statements.

WEINER'S STORES, INC. CONSOLIDATED STATEMENTS OF OPERATIONS

                                                          Successor Company                      Predecessor Company
                                                          -----------------                      -------------------
                                                      Year        Twenty-Three Weeks       Thirty Weeks          Year
                                                      Ended              Ended                 Ended             Ended
                                                January 30, 1999   January 31, 1998       August 25, 1997  January 25, 1997
                                                ----------------   ----------------       ---------------  ----------------
Net sales                                         $  260,908,000    $  103,322,000        $  160,315,000     $  263,666,000
Cost of goods sold                                   174,750,000        72,308,000           106,350,000        179,164,000
                                                   -------------     -------------         -------------        -----------

Gross margin                                          86,158,000        31,014,000            53,965,000         84,502,000

Selling, administrative and other operating costs     90,137,000        36,748,000            50,309,000         88,580,000
Reorganization expense                                         -                 -             2,406,000         10,742,000
Impairment of assets                                           -                 -                     -          3,044,000
                                                   -------------     -------------         -------------      -------------

Operating (loss) income                              (3,979,000)        (5,734,000)            1,250,000        (17,864,000)
Interest expense                                     (1,013,000)          (161,000)              (40,000)           (45,000)
Interest income                                                -            10,000               167,000            641,000
"Fresh start" adjustments                                      -                 -            (1,519,000)                 -
                                                   -------------     -------------         --------------     ------------

Loss before income taxes and extraordinary gain      (4,992,000)        (5,885,000)             (142,000)       (17,268,000)

Deferred income tax benefit                                    -                 -                     -             48,000
                                                   -------------     -------------         -------------      -------------

Loss before extraordinary gain                       (4,992,000)        (5,885,000)             (142,000)       (17,220,000)
Extraordinary gain                                             -                 -            18,683,000                  -
                                                   -------------     -------------         -------------      -------------

Net (loss) income                                 $  (4,992,000)    $   (5,885,000)       $   18,541,000     $  (17,220,000)
                                                  ==============    ===============       ==============     ===============

Earnings per share of common stock:
Loss before extraordinary gain                    $       (0.26)    $        (0.31)       $        (1.42)    $      (172.20)
Extraordinary gain                                             -                 -                186.83                  -
                                                   -------------     -------------         -------------      -------------

Net (loss) income per share of common stock       $       (0.26)    $        (0.31)       $       185.41     $      (172.20)
                                                  ==============    ===============       ==============     ===============

Weighted average number of shares of
   common stock outstanding                           18,869,208        19,000,000               100,000            100,000
                                                   =============     =============         =============      =============

The accompanying notes are an integral part of these consolidated financial statements.

WEINER'S STORES, INC. CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)

                                                     Common       Additional     Accumulated      Treasury
                                                      Stock     Paid-In Capital    Deficit          Stock          Total
                                                      -----     ---------------    -------          -----          -----
Predecessor Company:
Balances at January 28, 1996                      $ 10,000,000   $          -    $(17,226,000)  $         -    $ (7,226,000)
   Net loss                                                  -              -    (17,220,000)             -     (17,220,000)
                                                  ------------   ------------    ------------   -----------    -------------

Balances at January 25, 1997                        10,000,000              -    (34,446,000)             -     (24,446,000)
   Net income for the thirty weeks ended August
    25, 1997                                                 -              -     18,541,000              -      18,541,000
   Cancellation of stock of Predecessor Company   (10,000,000)              -     15,905,000              -       5,905,000
   Issuance of Successor Company common stock          190,000     63,664,000              -              -      63,854,000
                                                  ------------   ------------    -----------    -----------    ------------

Successor Company:
Balances at August 26, 1997                            190,000     63,664,000              -              -      63,854,000
   Net loss for the twenty-three weeks ended
   January 31, 1998                                          -              -     (5,885,000)             -      (5,885,000)
                                                  ------------   ------------    -----------    -----------    ------------
Balances at January 31, 1998                           190,000     63,664,000     (5,885,000)             -      57,969,000
   Treasury stock of 523,170 shares revested on
        November 1, 1998                                     -              -              -              -               -
   Net loss                                                  -              -     (4,992,000)             -      (4,992,000)
                                                  ------------   ------------    ------------   -----------    -------------

Balances at January 30, 1999                      $    190,000   $ 63,664,000    $(10,877,000)  $         -    $ 52,977,000
                                                  ============   ============    =============  ===========    ============

The accompanying notes are an integral part of these consolidated financial statements.

WEINER'S STORES, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                          Successor Company                      Predecessor Company
                                                          -----------------                      -------------------
                                                      Year        Twenty-Three Weeks       Thirty Weeks          Year
                                                      Ended              Ended                 Ended             Ended
                                                January 30, 1999   January 31, 1998       August 25, 1997  January 25, 1997
                                                ----------------   ----------------       ---------------  ----------------
Cash Flows From Operating Activities:
   Net (loss) income                              $  (4,992,000)    $   (5,885,000)       $   18,541,000     $  (17,220,000)

   Adjustments to reconcile net (loss)
     income to net cash (used in) provided by
     operating activities:
       Depreciation and amortization                   4,079,000         1,842,000             2,241,000          3,644,000
       Reorganization expense                                  -                 -             2,406,000         10,742,000
       "Fresh start" adjustments                               -                 -             1,519,000                  -
       Extraordinary gain                                      -                 -           (18,683,000)                 -

       Impairment of assets                                    -                 -                     -          3,044,000
    Loss on disposition of assets                          4,000            35,000                     -            329,000
       Change in deferred taxes                         (53,000)                 -                     -            (48,000)
       Change in other                                   174,000           (48,000)                    -                  -
       Net change in current assets and liabilities    5,372,000       (10,059,000)           (5,318,000)        (4,897,000)
         Total adjustments                             9,576,000        (8,230,000)          (17,835,000)        12,814,000
                                                   -------------     --------------        --------------     -------------

   Net cash provided by (used in) operating
         activities                                    4,584,000       (14,115,000)              706,000         (4,406,000)
                                                   -------------     --------------        --------------     -------------
Cash Flows From Investing Activities:
   Capital expenditures                              (4,380,000)        (3,010,000)           (3,813,000)        (3,957,000)
   Proceeds on disposition of assets                      71,000            26,000                61,000              8,000
                                                   -------------     -------------         -------------      -------------

     Net cash used in investing activities           (4,309,000)        (2,984,000)           (3,752,000)        (3,949,000)
                                                   -------------     --------------        --------------     --------------

Cash Flows From Financing Activities:
   Net (payments) borrowings under revolving
   credit facility                                   (1,000,000)         5,000,000                     -                  -
                                                   -------------     --------------        --------------     --------------
   Net cash (used in) provided by financing
   activities                                        (1,000,000)         5,000,000                     -                  -
                                                   -------------     --------------        --------------     --------------
Net Decrease in Cash                                   (725,000)       (12,099,000)           (3,046,000)        (8,355,000)
Cash, beginning of period                              3,574,000        15,673,000            18,719,000         27,074,000
                                                   -------------     -------------         -------------      -------------

Cash, end of period                               $    2,849,000    $    3,574,000        $   15,673,000     $   18,719,000
                                                   =============     =============         =============      =============

The accompanying notes are an integral part of these consolidated financial statements.

WEINER'S STORES, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Weiner's Stores, Inc. ("WSI" or the "Company") operates, as of January 30, 1999, 132 retail stores in Texas and Louisiana. As more fully described in Notes 7 and 8, the Company emerged from Chapter 11 bankruptcy on August 26, 1997 and adopted "fresh start" reporting as set forth in the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year

The Company's fiscal year ends on the Saturday nearest January 31 of the following calendar year. Fiscal year 1998 contains 52 weeks, fiscal year 1997 contains 53 weeks and fiscal year 1996 contains 52 weeks.

Cash

Cash includes temporary investments in short-term securities with original maturities of three months or less.

Merchandise Inventories

Merchandise inventories are stated at the lower of cost (applied on a first-in, first-out basis using the retail inventory method) or market. Trade and purchase discounts are recorded as a reduction in inventory cost in the period in which the merchandise is received. Certain general and administrative costs associated with both the buying and the distribution of merchandise from the distribution center to the stores are included in inventory. These costs were approximately $2,400,000 at January 30, 1999 and at January 31, 1998.

Property and Equipment

Property and equipment were restated at approximate fair market value at August 26, 1997. Additions subsequent to August 26, 1997 are recorded at cost. Depreciation is provided using the 150% declining-balance method on the distribution center and office facility based on an average life of 28 years. Equipment is depreciated using the straight-line method based on an average useful life of ten years. Store fixtures and leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful life of ten years or the term of the lease. Expenditures for maintenance and repairs are charged to operations as incurred, while renewals and betterments are capitalized. Long-lived assets are reviewed for impairment upon occurrence of events or changes in circumstances that indicate that the carrying value of these long-lived assets may not be recoverable, as measured by comparing the assets' net book value to the estimated future cash flows generated by their use. Impaired assets which are held for use are recorded at the lesser of their carrying value or fair value.

Excess Reorganization Value

Excess reorganization value represents the adjustment of the Company's balance sheet for reorganization value in excess of amounts allocable to identifiable assets. Excess reorganization value is being amortized over 15 years. The Company reviews, at least annually, whether events or circumstances have occurred that may impact the recoverability of excess reorganization value. If this review indicates that this intangible asset will not be recoverable, as determined based on the undiscounted cash flow over the remaining amortization periods, the carrying value is reduced by the estimated shortfall of the discounted cash flows.

Income Taxes

Deferred income taxes reflect the future tax consequences attributable to temporary differences between the Company's assets and liabilities for financial reporting and income tax purposes, using income tax rates in effect during the periods presented. The effect of a change in existing income tax rates is recognized in the income tax provision in the period that includes the enactment date.

Earnings per Share of Common Stock

Earnings per share of common stock is computed as net (loss) income divided by the weighted average number of shares of common stock outstanding during the period. There is no difference between basic and dilutive earnings per share, as the inclusion of options to purchase 945,500 shares of common stock would have had an anti-dilutive effect. Earnings per share for prior periods is based on the Predecessor Company shares then outstanding; such information is not comparable due to the Company's reorganization.

Fair Value of Financial Instruments

The Company's financial instruments include cash, receivables, trade accounts payable and long-term debt. The fair values of cash, receivables and trade accounts payable approximate recorded amounts as a result of their short-term nature. The fair value of long-term debt approximates its recorded amount due to the floating interest rate.

Advertising

The Company expenses advertising costs when the event advertised occurs. Advertising expense, included in selling, administrative and other operating costs in the accompanying consolidated statements of operations, was $13,415,000 for fiscal 1998, $5,436,000 for the twenty-three weeks ended January 31, 1998 (Successor Company), $7,166,000 for the thirty weeks ended August 25, 1997 (Predecessor Company) and $12,702,000 in fiscal 1996.

Revenue Recognition Policy

The Company recognizes revenue at the point of sale. The Company has a layaway program that in fiscal year 1998 accounted for approximately 10.7% of the Company's revenues. Layaways are recognized as revenue at the point of sale and as a receivable on the balance sheet. The Company generally requires a refundable deposit on layaway sales. As customers pay on their layaways, the payment reduces the receivable.

Recent Accounting Pronouncements

The Accounting Standards Executive Committee has issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5"). Among other things, SOP 98-5 requires that the costs of start-up activities be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The Company has adopted SOP 98-5 beginning January 31, 1999 (fiscal 1999). Prior to the adoption of SOP 98-5, the Company expensed the costs associated with the opening of new stores in the fiscal year in which the store was opened.

Reclassifications

Certain prior year balances have been reclassified to conform to current year presentation.

2 LONG-TERM DEBT

As a result of the Company's financial performance since emerging from bankruptcy, the Company entered into the second amendment, dated August 29, 1998 (the "Second Amendment"), to its revolving credit agreement dated as of August 26, 1997 (as amended, the "Revolving Credit Agreement"), which provided for, among other things, a slight upward adjustment to the applicable interest rates and an adjustment to the financial covenant relating to earnings before interest, taxes, depreciation, and amortization ("EBITDA"), as defined.

The Company believes that the financial covenants established in the Second Amendment will be achieved based upon the Company's current and anticipated performance. Based upon management's 1999 operating plan and availability under the Revolving Credit Agreement, the Company believes that there is adequate liquidity to fund the Company's operations during fiscal year 1999. However, material shortfalls or variances from anticipated performance could require the Company to seek a further amendment to the Revolving Credit Agreement or alternative sources of financing or to limit capital expenditures.

The Company's Revolving Credit Agreement provides a $40,000,000 working capital facility, including a $15,000,000 sub-facility for the issuance of letters of credit. The Revolving Credit Agreement is secured by substantially all of the Company's assets. The Revolving Credit Agreement provides that proceeds may be used solely to fund working capital in the ordinary course of business and for other general corporate purposes. Borrowings under the Revolving Credit Agreement bear interest at the reference rate thereunder plus 0.5% or, at the option of the Company, the Eurodollar Rate thereunder plus 2.5% and are due August 31, 2000. The Company's blended interest rate was 8.02% at January 30, 1999. The working capital facility may also be used to fund letters of credit.

At January 30, 1999, the Company had approximately $20,168,000 available under its working capital facility, after considering outstanding letters of credit of approximately $5,051,000 and borrowings of $4,000,000. The Company's peak borrowings under the working capital facility during fiscal year 1998, including outstanding letters of credit, were approximately $19,216,000 in November 1998. The Company may prepay amounts outstanding under the working capital facility without penalty.

The Revolving Credit Agreement requires that the Company maintain certain financial covenants and stipulates certain borrowing limitations based on the Company's inventory levels. The Revolving Credit Agreement also restricts future liens and indebtedness, sales of assets and dividend payments. Capital expenditures are restricted to $7,000,000 in fiscal year 1999 and to $5,000,000 for the period commencing January 30, 2000 and ending August 31, 2000. As of January 30, 1999, the Company was in compliance with all of its covenants under the Revolving Credit Agreement.

Cash interest paid was approximately $925,000 during fiscal year 1998, $153,000 during the twenty-three weeks ended January 31, 1998 (Successor Company), $33,000 during the thirty weeks ended August 25, 1997 (Predecessor Company) and $44,000 during fiscal 1996.

3   ACCRUED EXPENSES

Accrued expenses consisted of the following:

                                             January 30,     January 31,
                                                1999            1998

         Payroll and related benefits     $    1,916,000   $   1,661,000
         Taxes other than income taxes         1,563,000       1,613,000
         Rent and other related costs          2,264,000       2,123,000
         Other                                 3,233,000       2,236,000
                                           -------------    ------------
           Total                          $    8,976,000   $   7,633,000
                                           =============    ============

4   STATEMENTS OF CASH FLOWS

The net change in current assets and liabilities reflected in the consolidated statements of cash flows was as follows:

                                                 Successor Company               Predecessor Company
                                                 -----------------               -------------------
                                               Year     Twenty-Three Weeks  Thirty Weeks         Year
                                               Ended           Ended           Ended            Ended
                                         January 30, 1999 January 31, 1998 August 25, 1997 January 25, 1997
                                         ---------------- ---------------- --------------- ----------------
         Increase (decrease) in cash:
           Receivables                    $       95,000   $   2,799,000   $  (1,960,000)   $   1,728,000
           Merchandise inventories            (4,297,000)      5,489,000      (2,453,000)      (3,514,000)
           Prepaid expenses and other
              assets                             757,000        (792,000)       (241,000)       1,238,000
           Accounts payable                    7,671,000     (10,625,000)     10,256,000         (870,000)
           Accrued expenses                    1,146,000      (6,930,000)    (10,920,000)      (3,479,000)
                                           -------------    -------------   -------------    -------------
                                          $    5,372,000   $ (10,059,000)  $  (5,318,000)   $  (4,897,000)
                                           =============    =============   =============    =============

5   LEASES

The Company leases store locations under operating lease agreements, which expire at varying dates through 2009. Most of the store leases include renewal options for an additional 5 to 15 years, and require the Company to pay taxes, insurance and certain common area maintenance costs in addition to specified minimum rents. Most of the store leases also require the payment of contingent rent based upon specified percentages of sales in excess of a base amount.

In fiscal year 1996, the Company paid $377,000 to related parties in minimum and contingent rents. The Successor Company has no related parties.

Total rent expense for all operating leases was as follows:

                                                Successor Company                Predecessor Company
                                                -----------------                -------------------
                                               Year     Twenty-Three Weeks Thirty Weeks         Year
                                               Ended           Ended           Ended            Ended
                                         January 30, 1999 January 31, 1998 August 25, 1997 January 25, 1997
                                         ---------------- ---------------- --------------- ----------------
         Minimum rentals                  $   10,186,000   $   3,950,000   $    5,426,000   $   9,994,000
         Contingent rentals                      427,000          67,000          419,000         492,000
                                           -------------    ------------    -------------    ------------

           Total                          $   10,613,000   $   4,017,000   $    5,845,000   $  10,486,000
                                           =============    ============    =============    ============

At January 30, 1999, future minimum rental payments under all noncancelable operating leases with initial or remaining lease terms of one year or more were as follows:

         Fiscal Year
         -----------
         1999                             $   10,326,000
         2000                                  9,166,000
         2001                                  7,262,000
         2002                                  5,785,000
         2003                                  4,177,000
         Thereafter                            7,768,000
                                           -------------
           Total                          $   44,484,000
                                           =============

6   INCOME TAXES

A reconciliation of the Company's effective tax rate with the statutory federal income tax rate is as follows:

                                                 Successor Company               Predecessor Company
                                                 -----------------               -------------------
                                               Year     Twenty-Three Weeks Thirty Weeks         Year
                                               Ended           Ended           Ended            Ended
                                         January 30, 1999 January 31, 1998 August 25, 1997 January 25, 1997
                                         ---------------- ---------------- --------------- ----------------
         Expense (benefit) at statutory rate     (34.0) %         (34.0) %        34.0 %        (34.0) %
         Operating losses not providing
           current benefit                        34.0             34.0              -           33.7
         Operating loss carryforwards                -                -          (34.0)             -
                                          -------------    -------------   -------------    --------------
         Effective rate                              -                -              -           (0.3) %
                                          =============    =============   =============    ==============

Deferred tax assets and liabilities and the related valuation allowance were as follows:

                                                                 January 30,          January 31,
                                                                    1999                 1998
                                                                    ----                 ----
         Deferred tax liabilities - depreciation and other      $    958,000         $    450,000
                                                                 -----------          -----------

         Deferred tax assets:
           Operating loss carryforwards                           13,961,000           12,740,000
           Targeted jobs credit carryforward                         779,000              779,000
           Accrued expenses and other                              1,158,000              863,000
                                                                 -----------          -----------

                                                                  15,898,000           14,382,000
         Valuation allowance                                     (15,337,000)         (14,382,000)
                                                                 ------------         ------------

         Deferred income taxes, net                             $    397,000         $    450,000
                                                                 ===========          ===========

The valuation allowance reduces deferred tax assets to the amount that the Company believes is most likely to be realized. The Company has determined that a $15,337,000 valuation allowance at January 30, 1999 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The $955,000 increase in the valuation allowance in the current year is the result of current year net operating losses which may not be realized. At January 30, 1999, the Company had federal income tax net operating loss ("NOL") carryforwards of approximately $41,062,000. The NOL and targeted jobs credit carryforwards expire in various years through 2013.

The amount of the NOL carryforwards and certain other tax attributes available to the Company as of the Effective Date (see Note 7) were reduced substantially, to approximately $31,000,000 as a result of the discharge and cancellation of various prepetition liabilities under the Plan (see Note 7). Tax attributes remaining after the application of cancellation of indebtedness rules are subject to limitation-on-utilization rules. The federal tax code imposes limitations on the utilization of tax attributes, such as NOL carryforwards, after certain changes in the ownership of a loss company. The Company is a loss company. The income tax benefit, if any, resulting from any future realization of the NOL carryforwards existing as of the Effective Date will be credited to Excess Reorganization Value (see Note 8) and then to additional paid-in-capital.

7 PLAN OF REORGANIZATION

On April 12, 1995 (the "Petition Date"), the Company filed a petition for reorganization under Chapter 11 ("Chapter 11") of the Federal Bankruptcy Code (the "Bankruptcy Code"). Subsequent to the Petition Date, the Company operated as a debtor-in-possession under the supervision of the United States Bankruptcy Court for the District of Delaware (the "Court"). As of the Petition Date, actions to collect prepetition indebtedness were stayed and other contractual obligations could not be enforced against the Company. In addition, under the Bankruptcy Code, the Company could reject leases and executory contracts. Parties affected by the rejections could file claims with the Court in accordance with the reorganization process. Substantially all liabilities as of the Petition Date were subject to settlement under a plan of reorganization that was to be voted on by the creditors and approved by the Court.

As a result of extensive negotiations, the Company reached a compromise agreement with representatives of all of its major creditor constituencies, as well as the Predecessor Company's common stockholders. This compromise agreement was then incorporated into and became the Amended Plan of Reorganization under Chapter 11 of the Bankruptcy Code dated June 24, 1997, as amended (the "Plan"). On August 13, 1997, the Court commenced a hearing that resulted in the entering of a court order confirming the Plan, which became effective August 26, 1997 (the "Effective Date").

Pursuant to the Plan, all outstanding shares of common stock and any options, warrants or other agreements requiring the issuance of any such stock were extinguished. The Plan was designed to repay all priority creditors in full on the Effective Date or thereafter as provided in the Plan and to repay secured creditors in full over time with interest. Allowed unsecured claims totaling approximately $85,200,000 were cancelled in exchange for $5,000,000 of cash and 18,600,000 shares of newly issued common stock, par value $.01 per share, of the reorganized company. An additional 400,000 shares of the newly issued common stock were issued to senior management. Consequently, a total of 19,000,000 shares of newly issued common stock of the Successor Company were issued under the Plan. In addition, the Plan authorized the issuance of options to purchase up to 1,000,000 shares of newly issued common stock of the Successor Company for purposes of providing incentives intended to retain and motivate highly competent persons as key employees of the Company.

In connection with the Chapter 11 proceedings, the Company incurred reorganization expenses as follows ($ in thousands):

                                                                            Predecessor Company
                                                                            -------------------

                                                                    Thirty Weeks              Year
                                                                        Ended                 Ended
                                                                   August 25, 1997      January 25, 1997
                                                                   ---------------      ----------------
         Professional fees                                        $          1,894      $          3,258
         Store/warehouse closings                                              336                 4,438
         System and store reorganization costs                                 468                 1,289
         Administrative reorganization costs                                   818                     8
         Adjustment of liabilities subject to settlement                    (1,040)                1,500
         Miscellaneous reorganization costs                                    (70)                  249
                                                                  -----------------     ----------------

           Total                                                  $          2,406      $         10,742
                                                                  ================      ================

8   "FRESH START" REPORTING

In accounting for the effects of the reorganization, the Company has adopted the "fresh start" reporting provisions of Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), and reflected the effects of such adoption in the financial statements for the twenty-three weeks from inception (August 26, 1997) to January 31, 1998. SOP 90-7 was applicable because the pre-reorganization stockholders received less than 50% of the Successor Company's newly issued common stock and the enterprise value of the assets of the Successor Company was less than the total of all prepetition liabilities.

In adopting "fresh start" reporting, the Company was required to determine its enterprise value, which represented the fair value of the entity before considering its liabilities. The Company's enterprise value was determined with the assistance of its financial advisor to be within a range that centered around a point of estimate of $75,000,000. The enterprise value of the Company was determined by consideration of several factors and reliance on various valuation methods, including discounted future cash flows, market comparables and price/earnings ratios.

The adjustments that reflected the adoption of "fresh start" reporting, including the adjustments to record assets and liabilities at their fair market values, were reflected in the financial statements as of August 25, 1997 as "fresh start" adjustments. In addition, the Successor Company's opening balance sheet was further adjusted to eliminate existing equity and to reflect the aforementioned $75,000,000 enterprise value, which included the establishment of $4,411,000 of reorganization value in excess of amounts allocable to identifiable assets ("Excess Reorganization Value"). The Excess Reorganization Value is being amortized using the straight-line method over a 15-year useful life which is based on the average remaining life of the Company's operating leases.

9 EMPLOYEE BENEFIT PLANS

The Company sponsors the Weiner's Stores, Inc. 401(k) Plan, a defined contribution plan. This plan allows participants to defer up to 15% of their income. Company contributions are at the discretion of the Board of Directors. No contributions were made by the Company in the fiscal years currently being reported.

The Company also sponsors the Weiner's Stores, Inc. Employees' Profit Sharing Plan. Contributions to the profit sharing plan are at the discretion of the Board of Directors and are limited to the amount deductible under the current applicable tax codes. The Company contributed $5,000 per year for each of the three fiscal years ended January 30, 1999. On December 2, 1998, the Board of Directors of the Company resolved that it was in the best interest of the Company to terminate the profit sharing plan. The Company is in the process of complying with this resolution.

The Company's 1997 Stock Incentive Plan (the "Stock Plan") is accounted for using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, under which no compensation cost has been recognized. Had compensation cost for this plan been determined consistent with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," there would have been no changes to the Company's reported net loss per share of common stock of $0.26 as of January 30, 1999 and $0.31 as of the twenty-three weeks ended January 31, 1998 (Successor Company). The weighted average fair value of options granted was estimated to be zero on the date of grant using the Black-Scholes option pricing model with the assumptions that the risk-free interest rate was 4.5%, price volatility was 0.001% and the expected term of the options was 2.5 years and no dividends were expected.

The effect on fiscal 1998 and fiscal 1997 pro forma net income and net income per share of common stock of expensing the estimated fair value of stock options is not necessarily representative of the effect on reported earnings in future years due to the vesting period of stock options and the potential for issuance of additional stock options in future years.

Under the Stock Plan, a committee of the Board of Directors may grant options to key employees to purchase common stock at not less than the fair market value at the date of the grant. These options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Board of Directors, provided that no stock option shall be exercisable later than 10 years after the date it is granted. Further, the Stock Plan allows that the Board of Directors may grant stock awards consisting of common stock issued or transferred to participants as additional compensation with or without other payments to the Company. On the Effective Date of the Plan, stock awards of 400,000 shares were granted. The Stock Plan allows the Board of Directors to grant options and awards up to the plan limit of 1,400,000 shares. If not exercised, these options revert back to the Stock Plan and can be reissued as new options. The number of options available to be granted under the Stock Plan as of January 30, 1999 was 54,500.

A summary of options granted under the Stock Plan at January 30, 1999 is presented below:

                                                            Weighted Average
                                            Option Shares    Exercise Price
                                            -------------    --------------
  Outstanding, January 25, 1997                     -            $      -
  Granted                                        900,000              1.15
  Forfeited                                       (1,500)             1.15
                                            --------------    -------------

  Outstanding, January 31, 1998                  898,500         $    1.15
                                            --------------    -------------

  Exercisable, January 31, 1998                   83,333         $    1.15
                                            ==============    =============


                                                               Weighted Average
                                            Option Shares       Exercise Price
                                            -------------       --------------

  Outstanding, January 31, 1998                898,500            $   1.15
  Granted                                       51,500                1.00
  Forfeited                                     (4,500)               1.15
                                            --------------       -------------

  Outstanding, January 30, 1999                945,500            $   1.14
                                            --------------       -------------

  Exercisable, January 30, 1999                534,366            $   1.15
                                            ==============       =============


The Company has employment agreements with each of its three most senior officers, which prescribe a minimum base salary and severance payments if the executives are terminated for any reason other than cause, or in the case of the chief executive officer, if he resigns for good reason. Further, the Company has entered into agreements with key employees in an effort to retain continuity for a meaningful period of time. In addition, the Company, with respect to certain of its officers and key employees and without altering their employment-at-will status, has provided for a separation payment equal to six to twelve months base salary in the event of termination for any reason other than cause. If all officers and key employees, including the three most senior officers, were terminated, the Company's estimated maximum aggregate severance payment obligations would be approximately $1,946,000.

10 STOCKHOLDERS' EQUITY

At both January 30, 1999 and January 31, 1998, 50,000,000 shares of common stock, $0.01 par value per share, were authorized and 19,000,000 shares were issued. The Company had 18,476,830 and 19,000,000 shares outstanding at January 30, 1999 and January 31, 1998, respectively. On November 1, 1998, the Company acquired 523,170 treasury shares, at a cost of zero, as a result of unclaimed distributions as described in the Plan, which called for unclaimed distributions to be revested in the Company. At January 31, 1998, there were no shares held in treasury.

11 IMPAIRMENT OF ASSETS

As a result of management's decision to replace the store point-of-sale equipment with more advanced equipment in the future, an impairment expense of $3,044,000 was recorded in fiscal 1996. The Company recorded no impairments in fiscal 1998 or fiscal 1997.

12 QUARTERLY FINANCIAL DATA (UNAUDITED)
(Dollars in thousands, except per share data)

                                                                    Fiscal Year Ended January 30, 1999
                                                                    ----------------------------------
                                                       First       Second        Third        Fourth        Total
                                                       -----       ------        -----        ------        -----
Net sales                                            $ 61,579     $68,548      $ 60,585     $ 70,196      $260,908
Gross profit                                           22,791      22,485        20,601       20,281        86,158
Operating income (loss)                                   781        (331)      (2,400)       (2,029)       (3,979)
Net income (loss)                                    $    604     $  (596)     $(2,709)     $ (2,291)     $ (4,992)
Weighted average number of shares of
   common stock outstanding                            19,000      19,000       19,000        18,476        18,869
Earnings (loss) per share  (a)                       $   0.03     $ (0.03)     $ (0.14)     $  (0.13)     $  (0.26)



(a) The sum of the four quarterly earnings per share amounts does not agree with the earnings per share as calculated for the full year due to the fact that the full year calculation uses a weighted average number of shares based on the sum of the four quarterly weighted average numbers of shares divided by four quarters.

13   COMMITMENTS AND CONTINGENCIES

There are various suits and claims against the Company that have arisen in the normal course of business. The total liability on these matters cannot be determined with certainty. However, in the opinion of management, the ultimate liability, to the extent not otherwise provided for, will not materially impact the financial statements of the Company.

--------------------------------------------------------------------------------

MANAGEMENT'S RESPONSIBILITY FOR
FINANCIAL REPORTING


Weiner's Stores, Inc.'s management is responsible for the fair presentation of the consolidated financial statements and the related financial data presented in this Annual Report. The statements were prepared in accordance with generally accepted accounting principles and include amounts determined by management's estimates and judgments, based on currently available information, which it believes are reasonable under the circumstances. Actual results could differ from those estimates.

The Company maintains a system of internal controls that management believes provides reasonable assurance that the financial statements are reliably prepared, assets are properly accounted for and safeguarded, and transactions are properly recorded and authorized. The concept of reasonable assurance implies that the cost of controls should not exceed their benefits, recognizing that limitations exist within any system.

The Board of Directors oversees management's administration of the Company's financial and accounting policies and practices and the preparation of the financial statements. The Audit Committee, which consists of three non-management directors, meets regularly with management and the independent auditors to review their activities. The independent auditors have direct access to the Audit Committee and meet regularly with the Audit Committee, with and without management representatives present.


/s/ Raymond J. Miller

Raymond J. Miller
Vice President and Chief Financial Officer

INDEPENDENT AUDITORS' REPORTS

Board of Directors and Stockholders of Weiner's Stores, Inc.

We have audited the accompanying consolidated balance sheet of Weiner's Stores, Inc. (Company) as of January 30, 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Weiner's Stores, Inc. at January 30,1999, and the consolidated results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                        /s/ Ernst & Young LLP

Houston, Texas
March 17, 1999



Board of Directors and Stockholders of Weiner's Stores, Inc.

We have audited the accompanying consolidated balance sheet of Weiner's Stores, Inc. and subsidiary as of January 31, 1998, and the related consolidated statements of operations, changes in stockholders' equity (deficiency) and of cash flows for the twenty-three weeks ended January 31, 1998 (Successor Company operations), the thirty weeks ended August 25, 1997, and the year ended January 25, 1997 (Predecessor Company operations). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 7 to the consolidated financial statements, on August 13, 1997 the Bankruptcy Court entered an order confirming the plan of reorganization of Weiner's Stores, Inc., which became effective after the close of business on August 25, 1997. Accordingly, the accompanying financial statements have been prepared in conformity with AICPA Statement of Position 90-7, "Financial Reporting for Entities in Reorganization Under the Bankruptcy Code" for the Successor Company as a new entity with assets, liabilities, and a capital structure having carrying values not comparable with prior periods as described in Note 8.

In our opinion, the Successor Company consolidated financial statements present fairly, in all material respects, the financial position of Weiner's Stores, Inc. and subsidiary as of January 31, 1998, and the results of its operations and its cash flows for the twenty-three weeks ended January 31, 1998 in conformity with generally accepted accounting principles. Further, in our opinion, the Predecessor Company financial statements referred to above present fairly, in all material respects, the results of the Predecessor Company's operations and its cash flows for the thirty weeks ended August 25, 1997 and the year ended January 25, 1997 in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP

Houston, Texas
March 19, 1998

MARKET AND DIVIDEND INFORMATION AND
RELATED STOCKHOLDER MATTERS

MARKET PRICE INFORMATION

As of August 17, 1998, the Company's Common Stock began trading on the Over-the-Counter Bulletin Board Service ("OTC") under the symbol "WEIR." There was previously no established public trading market for the Common Stock. The following table sets forth, for each full quarterly period in fiscal year 1998 since trading on the OTC began, the high and low sales price per share of the Company's Common Stock as reported on the OTC.


                     1998                      High               Low
                     ----                      ----               ---

                  3rd Quarter                 $1.500            $0.250

            (from August 17, 1998)

                  4th Quarter                  0.281             0.125

The last reported sale price per share of Common Stock as reported on the OTC on April 1, 1999 was $0.375. As of April 1, 1999, there were 518 holders of record of the Common Stock. This number does not include stockholders for whom shares are held in a "nominee" or "street" name.

The Company did not declare or pay any cash dividends with respect to the Common Stock during fiscal 1998, fiscal 1997 or fiscal 1996. The terms of the Revolving Credit Agreement prohibit payment of cash dividends on the Common Stock.

FORM 10-K

A COPY OF FORM 10-K FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE FISCAL YEAR ENDED JANUARY 30, 1999 MAY BE OBTAINED BY STOCKHOLDERS WITHOUT CHARGE (EXCEPT EXHIBITS) UPON WRITTEN REQUEST TO RAYMOND J. MILLER, VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, AT THE EXECUTIVE OFFICES OF THE COMPANY.

DIRECTORS

Herbert R. Douglas
     Chairman of the Board, President and Chief Executive Officer

Raymond J. Miller
     Vice President, Chief Financial Officer and Secretary

Randall L. Lambert
     Senior Managing Director, Chanin Kirkland Messina LLC; Director, Today's Man Inc.

Gasper Mir
     President, Mir-Fox & Rodriguez, P.C.

F. Hall Webb
     Senior Vice President, Chase Bank of Texas

Melvyn L. Wolff
     Chairman of the Board and Chief Executive Officer, Star Furniture Company


OTHER CORPORATE OFFICERS

Jerome L. Feller
     Vice President, General Merchandise Manager

James L. Berens
     Vice President, Stores

Joseph J. Kassa
     Vice President, Marketing, Sales Promotion and Real Estate

Michael S. Marcus
     Controller and Treasurer


STOCKHOLDER INFORMATION

Annual Meeting

The Annual Meeting of Stockholders will be held at 8:30 a.m. local time on Thursday, June 10, 1999 at the executive offices of the Company, 6005 Westview Drive, Houston, Texas.

 Executive Offices                 Legal Counsel
      6005 Westview Drive               Weil, Gotshal & Manges LLP
      Houston, Texas 77055              700 Louisiana, Suite 1600
                                        Houston, Texas 77002

 Independent Auditors              Transfer Agent and Registrar
     Ernst & Young LLP                  American Stock Transfer & Trust Company
     1221 McKinney, Suite 2400          40 Wall Street
     Houston, Texas 77010               New York, New York 10005


In Memorium

Merwin (Hank) F. Kaminstein, Chairman of Brookstone Company and a Director of Weiner's Stores, Inc., died of cancer on December 21, 1998 in Boston, Massachusetts. Hank is survived by his wife, Janet, six children, four grandchildren and a sister.

Hank spent his entire career in retail. He was cherished by the market community, his co-workers and his competitors for his true leadership and strong retail ability.

Weiner's will miss him professionally and, most importantly, personally, for his warm personality and his friendship.

                                    Weiner's (R)
                                    Because Everybody Loves A Bargain!
                                    6005 Westview Drive, Houston, Texas 77055