Form 10-K405, Exhibit 13
period 2000-01-29
WEINERS STORES INC
filed 2000-04-17
CIK 1053316

EXHIBIT 13.1

WEINER'S(R) STORES, INC.






                         -----------------------------------------
                         Picture of merchandise that Weiner's
                         sells - blue jeans, jackets, shirts
                         and tennis shoes.
                         -----------------------------------------







                                                                    Annual
                                                                    Report
                                                                    1999

CONTENTS

Letter to Stockholders                                 1

Selected Financial Data                                5

Management's Discussion and Analysis of
Financial Condition and Results of Operations          6

Financial Statements                                   12

Market and Dividend Information
and Related Stockholder Matters                        24

Directors and Officers
and Stockholder Information                            25

Fellow Stockholders:

         Fiscal 1999 was a mixture of bright and dark times. We began the year with a focused and exciting merchandise and marketing strategy that was immediately accepted by our core customer. We expanded our borders to Jackson, Mississippi and were welcomed with open arms. Our average transaction increased 10.5% and our average items per transaction increased 8.6%. We saw our new Bed Bath Etc department, which opened in the fourth quarter of fiscal 1998, capture 4.4% of our business with continuing growth. We featured new media advertising in Spanish in our San Antonio, Corpus Christi and Texas border markets, which dramatically increased sales in these stores.

         Yet with all of these bright spots, we were not able to overcome the 3.1% decline in our fiscal 1999 holiday sales and the continued downturn in the Levi's(R) jeans, branded athletic shoes and branded activewear businesses. The result of these downturns was unacceptable results for the second half of fiscal 1999. Some of the risks of being an inner city retail provider also adversely impacted our fiscal 1999 profitability. We saw our inventory shrink grow 0.9% beyond last year's results. This exacerbated our poor results for the second half of the year. While highly disappointing, we recognize the difficulty we face in securing our inventory in high-risk neighborhoods. Our Loss Prevention department and stores organization have begun implementing new programs to reduce our shrink to manageable levels, while maintaining an open, friendly shopping environment.

         The bright spots did solidify our belief that we have chosen the correct course for the Company's future. The success we have experienced in the Jackson, Mississippi market bolstered our efforts to secure further urban inner city locations. We are starting fiscal 2000 with an expansion into Little Rock, Arkansas and will go west in the second quarter of fiscal 2000 with the addition of the El Paso, Texas market. We believe there are many exciting growth opportunities throughout the Southeast and Southwest. During fiscal 1999, the Company opened six new stores and closed six stores. Current plans are to open approximately ten new stores in fiscal 2000 and close five stores. In addition, we will begin installing a new state of the art point of sale system in our stores in fiscal 2000.

         We have reinvented our merchandise, planning and allocations groups to enhance our ability to utilize our information technology to better merchandise our individual store locations and the Company as a whole. These changes included the promotion of Joe Kassa to the position of Senior Vice President, General Merchandise Manager. With these changes, we have begun to strategize merchandise content and levels with a view toward improving the third and fourth quarter of fiscal 2000.

         When we introduced "Because Everybody Loves a Bargain" at the beginning of fiscal 1999, we felt strongly that our concepts of "The Big Deal," "Bargain Alley" and "Dare to Compare" would enhance our competitive position. We were able to significantly increase our transaction count for fiscal 1999. We continue to refine these merchandise programs with emphasis on value priced and name brand products at everyday low prices. For fiscal 2000, we will continue to expand our Bed Bath Etc department and establish a year-round toy and electronics department. Our buyers have been challenged to create excitement throughout our stores. We have tested and are now in the process of rolling out a young men's fashion department. Each successful refinement further enhances our competitive posture.

         While fiscal 1999 performance did not meet our expectations, it gave insight on what our future can be. We see in the acceptance of our "Everybody Loves a Bargain" programs a customer that prefers to shop in their neighborhood Weiner's store. Fiscal 2000 could be a defining moment for the Company. With the continued support of our associates, stockholders and vendors, we look forward to further growth and improvement in the coming years.

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

                                    March 16, 2000

                                                                   -------------

                                                                   Weiner's Logo

                                                                   -------------

                       Because Everybody Loves a Bargain

Weiner's Stores serves a growing ethnic and urban market with quality, well-established brand name clothing, shoes, accessories and home furnishings. In fiscal 1999, Weiner's continued to strengthen its presence in the urban neighborhood shopping experience with the addition of six new stores.

-------------------------
Two Pictures of marketing
meetings
-------------------------

WEINER'S-A New Millennium

Many changes, which began in 1999, will more fully develop in fiscal 2000. The merchandise team will work much more closely with merchandise planners and allocators in order to purchase the correct amount of merchandise and then to allocate the merchandise properly to each of our district regions and ethnic markets. Our buyers search out a wide variety of products and brand names that our customers recognize. The buyers will continue to negotiate off-price closeout merchandise in order to provide the customer with more value and thus encourage more frequent visits to our stores. Our home furnishings department, which was rolled out to the chain in April 1999, will be expanded to double in size in the majority of our stores. Based on the successes of the Juniors' and Women's areas in both buying and store presentation, we are creating a Young Men's fashion department in fiscal 2000. The buying team is committed to bringing new and exciting products to our customers.

Our store district managers work closely with all divisions of the organization to better manage changes which occur in the retail environment. Monthly meetings at the corporate headquarters allow these district managers to interface with inventory control, human resources, merchandise information systems, the distribution center and, of utmost importance, the buyers. The growth and development of the district managers, store managers, assistant store managers and key associates in the stores are critical to the success of any retailer. In fiscal 1999, we began to improve some of these programs and expect to expand our training and growth programs in fiscal 2000. In a marketplace with great competition for people assets, we believe training programs, retentive plans and advancement programs are key to our success. In order to reduce inventory shrinkage, control employee turnover and improve morale, we must seek out extraordinary people in our organization, aid in their development, expand their knowledge and increase their levels of responsibility.

------------------------------
Picture of distribution center
------------------------------


In fiscal 2000, our Distribution Center will undergo an approximate $300,000 renovation project that will facilitate ease of handling for the increase in volume of home furnishings and off-price closeout merchandise. The renovation is necessary to continue efficiency in the Distribution Center and aid in timely delivery of merchandise to our stores at an acceptable per-unit cost. We expect the Distribution Center project to be completed in fall 2000. Throughout fiscal 2000, we will cultivate the interface of communications among the Distribution Center associates, the planners and allocators and the buyers. This maintained dialogue and project management are destined to be the catalysts for further expense savings, quicker response times to the selling floor and stronger relations with our vendors.

In fiscal 2000, the Company will begin the process of installing state-of-the-art point-of-sale ("POS") equipment in approximately 30 stores. The estimated cost of this first phase of new POS equipment is $1,200,000. For training and maximization purposes, we have chosen the Houston and San Antonio markets for our implementation. We expect to positively impact customer satisfaction with the efficiencies of the new POS terminals

The Company currently plans to open ten new stores in fiscal 2000. Based on the strength of our Jackson, Mississippi openings in spring 1999, we entered the Little Rock, Arkansas market in March 2000 and opened four stores. We expect to open six additional stores in spring 2000, with one location in the Dallas, Texas market. Additionally, we will be entering the El Paso, Texas market with three new locations in May 2000. All of the new stores are designed to consistently drive home our approach of being the best neighborhood family retailer.

----------------------------------
Picture of "Bargain Alley
(Good Stuff...Cheap Prices)" signs
in a Weiner's store
----------------------------------

----------------------
Picture of Shoe
Department at Weiner's
----------------------

LOCATIONS

Weiner's Stores, Inc. is a Houston, Texas based neighborhood family retailer of primarily branded apparel, shoes, domestics, housewares and decorative home products for value conscious customers, operating 132 stores located primarily in strip shopping centers in Texas, Louisiana and Mississippi, and employs approximately 3,700 full- and part-time employees.

-----------------------------------------------

Map of states we do business in -
Texas, Louisiana and Mississippi

Also included is a map of Arkansas
where we plan to do business in the future.

-----------------------------------------------


               TEXAS             Border Market      Victoria
               Houston Market    Brownsville        Wharton
               Alvin             Del Rio
               Baytown           Eagle Pass         Dallas Market
               Channelview       Edinburg           Dallas-5
               Conroe            Harlingen          Ft. Worth-2
               Deer Park         Laredo
               Dickinson         McAllen-2          LOUISIANA
               Galveston         Mission            Louisiana-Other
               Houston-28        Weslaco            Market
               Humble                               Alexandria
               Missouri City     Austin Market      Baton Rouge-3
               Pasadena-2        Austin-5           Bossier City
               Pearland          Round Rock         Covington
               Rosenberg         San Marcos         Gonzales
               Stafford                             Hammond
               Texas City        San Antonio        Houma
               Tomball           Market             Lafayette North
                                 San Antonio-7      Lake Charles
               Northeast Market  Seguin             La Place
               Bellmead          Universal City     Monroe
               Brenham                              New Iberia
               Bryan             Corpus Christi     Opelousas
               Cleveland         Market             Shreveport-2
               Crockett          Alice
               Jasper            Corpus Christi-3   New Orleans Market
               Killeen           Portland           Chalmette
               Longview                             Gretna
               Lufkin            Golden Triangle    Marrero
               Marshall          Market             New Orleans-3
               Temple            Beaumont-2
               Texarkana         Pinehurst          MISSISSIPPI
               Waco              Port Arthur        Clinton
                                                    Jackson-2
                                 Southwest Market
                                 Bay City           * FUTURE LOCATIONS
                                 Beeville           ARKANSAS
                                 Clute              Little Rock-4
                                 El Campo
                                                    TEXAS
                                                    Dallas
                                                    El Paso-3

Selected FINANCIAL DATA

                                              Successor Company(a)                             Predecessor Company
                               ---------------------------------------------      -------------------------------------------------

                               Fiscal Year     Fiscal Year      Twenty-Three        Thirty                Fiscal Year Ended (a)
                                  Ended           Ended          Weeks Ended      Weeks Ended          ----------------------------
                               January 29,     January 30,       January 31,       August 25,          January 25,      January 27,
                                 2000             1999               1998             1997(b)              1997             1996
                                 ----             ----               ----             ----                 ----             ----
                                                (Dollars in thousands, except per share and per square foot data)
Income Statement Data:
Net sales                       $ 276,843     $  260,908          $ 103,322        $ 160,315            $ 263,666        $ 260,712
Operating (loss) income            (2,026)        (3,979)            (5,734)           1,250              (17,864)         (25,847)
Net (loss) income                  (3,133)        (4,992)            (5,885)          18,541              (17,220)         (25,605)

Net (loss) income per share
    of common stock (c)         $   (0.17)     $   (0.26)         $   (0.31)       $  185.41            $ (172.20)       $ (256.05)

Balance Sheet Data:
Working capital                 $  35,583      $  34,781          $  41,249        $  43,434            $  54,728        $  64,926
Total assets                       89,674         87,644             80,739           99,241               91,285          103,242
Long-term debt                     10,000          4,000              5,000               --                   --               --

Selected Operating Data:
Comparable store net sales
  increase (decrease)                3.4%           (1.9)%            (0.1)% (d)                              6.7%          (11.9)%
Number of stores
  Beginning of period                 132            128               134               131                  139              158
  Opened                                6              7                 1                 3                   --               --
  Closed                                6              3                 7                --                    8               19
  End of period                       132            132               128               134                  131              139
Total sales square feet at
  end of period (000's)             2,634          2,644             2,602 (d)                              2,652            2,810
Average net sales per store     $   2,097      $   2,007          $  2,036 (d)                          $   1,953        $   1,756
Average net sales per square
foot                            $     105      $      99          $    100 (d)                          $      97        $      86

(a) Fiscal years 1999 and 1998, each of which contained 52 weeks, and fiscal year 1997, which contained 53 weeks, all ended on the Saturday closest to January 31st (i.e., January 29, 2000, January 30, 1999 and January 31, 1998, respectively). Fiscal years 1996 and 1995 each contained 52 weeks and ended January 25, 1997 and January 27, 1996, respectively.

(b) Net income for the thirty weeks ended August 25, 1997 includes $1,519,000 in "fresh start" expense and $18,683,000 in extraordinary gain related to debt discharge.

(c) Net loss per share of common stock for fiscal years 1999 and 1998 is based on a weighted average number of shares of common stock outstanding of 18,483,729 and 18,869,208, respectively. Net loss per share of common stock for the twenty-three weeks ended January 31, 1998 (Successor Company) is based on a weighted average number of shares of common stock outstanding of 19,000,000. Net income (loss) per share of common stock for the thirty weeks ended August 25, 1997 (Predecessor Company) and for fiscal years ended January 25, 1997 and January 27, 1996 is based on a weighted average number of shares of common stock outstanding of 100,000. Earnings per share for the Predecessor Company is not comparable due to the Company's reorganization.

(d) Amount presented is for the fiscal year ended January 31, 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The financial results of Weiner's Stores, Inc. (the "Company") have changed significantly over the past five years, principally as a result of its filing for reorganization under Chapter 11 ("Chapter 11") of Title 11 of the United States Code (the "Bankruptcy Code") on April 12, 1995, and the Company's subsequent emergence from Chapter 11 reorganization on August 26, 1997 (the "Effective Date").

The Company's net loss for the 52-week fiscal year ended January 29, 2000 ("1999") was $3,133,000 compared to a net loss of $4,992,000 for the 52-week fiscal year ended January 30, 1999 ("1998") and a net income of $12,656,000 for the 53-week fiscal year ended January 31, 1998 ("1997"). An extraordinary gain for debt discharge of $18,683,000 favorably impacted the results in 1997. Comparable 52-week store sales increased 3.4% for 1999 compared to a comparable store decrease of 1.9% for 1998. In 1997, comparable 53-week store sales were virtually flat. The Company had an operating loss as a percentage of sales of 0.7% in 1999, 1.5% in 1998 and 1.7% in 1997.

The Company emerged from Chapter 11 reorganization on the Effective Date. The Company incurred reorganization expenses of $2,406,000 in 1997. These charges included $1,894,000 in professional fees, reduced by a $1,040,000 adjustment in respect to liabilities subject to settlement, $818,000 of administrative reorganization costs, $468,000 of system and store reorganization costs and approximately $266,000 in relation to closing of unprofitable stores and a warehouse facility.

On the Effective Date, the Company restructured its capitalization in accordance with the Company's Amended Plan of Reorganization under Chapter 11 of the Bankruptcy Code, dated June 24, 1997, as amended (the "Plan"), which was confirmed by order of the United States Bankruptcy Court for the District of Delaware on August 13, 1997. The application of "fresh start" reporting provisions of Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), as of the Effective Date included adjustments to certain assets, which resulted in a $1,519,000 one-time charge to expense. Further, the Company recognized reorganization value in excess of amounts allocable to identifiable assets ("Excess Reorganization Value") of $4,411,000. This Excess Reorganization Value is being amortized by the straight-line method over 15 years. Also on the Effective Date, the value of the cash and securities distributed by the Company in settlement of the claims resulted in an extraordinary gain of $18,683,000.

Recent Developments

In February 2000, the Company entered into the fourth amendment (the "Fourth Amendment") to its revolving credit agreement, dated as of the Effective Date (as amended, the "Revolving Credit Agreement"), which provides a $40,000,000, working capital facility including a sub-facility of $15,000,000 for letters of credit. The Fourth Amendment, among other things, provided for an adjustment to the financial covenant relating to earnings before interest, taxes, depreciation and amortization ("EBITDA"), as defined in the Revolving Credit Agreement. This adjustment was necessary because of the Company's change in its method regarding revenue recognition of layaway sales commencing with the fiscal year which begins January 30, 2000.

In October 1999, the Company entered into the third amendment (the "Third Amendment") to its Revolving Credit Agreement. The Third Amendment, among other things, provided for the extension of the term of the Agreement for an additional three years to August 30, 2003, changing the Company's monthly financial covenant tests to quarterly tests, and an increase in the amount of capital expenditures in each of the respective years. Borrowings under the Revolving Credit Agreement are restricted for the sole use of funding working capital requirements in the ordinary course of business and for other general corporate purposes. Under the terms of the Revolving Credit Agreement, capital expenditures are limited to $8,500,000 in each of the years ended February 3, 2001, February 2, 2002, and February 1, 2003 and to $5,000,000 in the period commencing February 2, 2003 and ending August 30, 2003, the expiration date of the Revolving Credit Agreement.

"Fresh Start" Reporting

As a result of "fresh start" reporting under SOP 90-7, the financial information for the fiscal years ended January 29, 2000 and January 30, 1999 is not comparable to the information for the twenty-three weeks ended January 31, 1998, and the thirty weeks ended August 25, 1997. However, except as described below, the Company believes that the impact of the "fresh start" reporting adjustments, while material, is identifiable, and that combining the twenty-three weeks ended January 31, 1998 with the thirty weeks ended August 25, 1997 provides a useful basis for comparison to the current and prior periods. Therefore, the following discussion assumes that such periods in fiscal 1997 are combined.

Results of Operations
The following table sets forth income statement data for 1999, 1998 and 1997 expressed as a percentage of sales:

                                                             1999      1998      1997*
                                                             ----      ----      -----
Net sales                                                   100.0%    100.0%     100.0%
Cost of goods sold                                           67.7%     67.0%      67.8%
                                                             ----      ----      -----
Gross margin                                                 32.3%     33.0%      32.2%
Selling, administrative and other operating costs            33.0%     34.5%      33.0%
Reorganization expense                                        0.0%      0.0%       0.9%
                                                             ----      ----      -----
Operating loss                                               -0.7%     -1.5%      -1.7%
Interest (expense) income, net                               -0.4%     -0.4%       0.0%
"Fresh start" adjustments                                     0.0%      0.0%      -0.6%
                                                             ----      ----      -----
Loss before extraordinary gain                               -1.1%     -1.9%      -2.3%
Extraordinary gain                                            0.0%      0.0%       7.1%
                                                             ----      ----      -----
Net (loss) income                                            -1.1%     -1.9%       4.8%
                                                             ====      ====      =====

* Reflects the combining of the twenty-three weeks ended January 31, 1998 (Successor Company) and the thirty weeks ended August 25, 1997 (Predecessor Company).

1999 Compared to 1998

Net sales increased to $276,843,000 in 1999 from $260,908,000 in 1998. The sales increase was primarily due to a 3.4% comparable store sales increase and the opening of six new stores, offset by the closing of six stores. The comparable store sales increase is primarily attributable to the growth of the Bed Bath Etc department, offset by continued declines in the Levi's(R) jeans sales, branded athletic shoes and branded activewear.

Cost of goods sold increased $12,673,000 to $187,423,000 in 1999 from $174,750,000 in 1998. As a percentage of sales, cost of goods sold increased to 67.7% in 1999 from 67.0% in 1998. Gross margin increased $3,262,000 to $89,420,000 in 1999 from $86,158,000 in 1998. This increase in gross margin is primarily due to the sales increases discussed above. Gross margin as a percentage of sales decreased to 32.3% in 1999 from 33.0% in 1998. The decline in the gross margin as a percentage of sales is primarily due to a decline in the initial markup on those products changed to an everyday low price concept and an increase in the merchandise shrinkage, offset by a decrease in markdowns as a percentage of sales.

Selling, general and administrative expenses increased $1,309,000 to $91,446,000 in 1999 from $90,137,000 in 1998. This increase is primarily due to increased rent expense, outbound freight and new store opening expenses, offset by reductions in payroll costs and promotional advertising. Selling, general and administrative expenses, as a percentage of sales, decreased to 33.0% in 1999 compared to 34.5% in 1998 due primarily to the increase in sales.

Operating loss decreased to $2,026,000 in 1999 from $3,979,000 in 1998.

The Company recorded interest expense of $1,107,000 in 1999 compared to $1,013,000 in 1998. This increase is primarily attributable to an increase in the average borrowings under the Revolving Credit Agreement in 1999.

The Company provides United States federal income taxes based on its estimated annual effective tax rate for the fiscal year. No income tax provision was recorded in either 1999 or 1998. The recognition of income tax benefits is affected by limitations on the Company's ability to utilize net operating loss ("NOL") carryforwards.

The Company's net loss for 1999 was $3,133,000 compared to a net loss of $4,992,000 in 1998. Loss per share of common stock was $0.17 in 1999 compared to $0.26 in 1998.

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

The Company provides United States federal income taxes based on its estimated annual effective tax rate for the fiscal year. No income tax provision was recorded in either 1998 or 1997. The recognition of income tax benefits is affected by limitations on the Company's ability to utilize NOL carryforwards.

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


Liquidity and Capital Resources

Cash from Operations and Working Capital

The Company's primary sources of liquidity have been cash flow from operations and borrowings under the Revolving Credit Agreement.

For the three fiscal years ended January 29, 2000, net cash flow from operations was as follows ($ in thousands):

                                                            1999      1998      1997*
                                                            ----      ----      -----
Net (loss) income                                         $(3,133) $(4,992)  $ 12,656
Depreciation and amortization                               3,977    4,079      4,083
Other non-cash charges                                         29      125    (14,771)
Changes in current assets and liabilities                  (4,636)   9,699    (15,377)
                                                           -------   -----    --------
Net cash (used in) provided by operating activities       $(3,763) $ 8,911   $(13,409)
                                                          =======  =======   ========

* Reflects the combining of the twenty-three weeks ended January 31, 1998 (Successor Company) and the thirty weeks ended August 25, 1997 (Predecessor Company).

The decrease in cash provided by operating activities in 1999 reflects an increase in inventory, primarily attributable to the new store openings planned to be opened in March 2000, an increase in prepaid expenses, with a slight decrease in accounts payable. The increase in cash provided by operating activities in 1998 reflects an increase in vendor credit since the Company's emergence from Chapter 11 reorganization, offset by increased inventory.

The Company's working capital, current ratio and ratio of sales to average working capital at the end of the three fiscal years ended January 29, 2000 were as follows ($ in thousands):

                                                        1999     1998     1997
                                                        ----     ----     ----
           Working capital                            $35,583  $34,781  $41,249
           Current ratio                                  2.2      2.1      3.4
           Ratio of sales to average working capital      7.9      6.9      5.5

The Company funds inventory purchases through cash flows from operations, from borrowings under the Revolving Credit Agreement and through favorable payment terms the Company has established with its vendors.

Revolving Credit Agreement

The Company's Revolving Credit Agreement provides a $40,000,000 working capital facility, including a $15,000,000 sub-facility for the issuance of letters of credit. The Revolving Credit Agreement is secured by substantially all of the Company's assets. The Revolving Credit Agreement provides that proceeds may be used solely to fund working capital in the ordinary course of business and for other general corporate purposes. Borrowings under the Revolving Credit Agreement bear interest at the reference rate thereunder plus 0.5% or, at the option of the Company, the Eurodollar Rate thereunder plus 2.5%. Under the terms of the Revolving Credit Agreement, capital expenditures are limited to $8,500,000 in fiscal year 2000. The Revolving Credit Agreement further stipulates certain borrowing limitations based on the Company's inventory levels and requires that the Company comply with certain financial covenants. The Revolving Credit Agreement expires on August 30, 2003. As of January 29, 2000, the Company was in compliance with all of its covenants under the Revolving Credit Agreement.

At January 29, 2000, the Company had approximately $15,749,000 of availability under the working capital facility, after considering borrowings and outstanding letters of credit. At January 29, 2000, the outstanding letters of credit thereunder were approximately $3,616,000.

The Company believes that the financial covenants established in the Fourth Amendment will be achieved based upon the Company's current and anticipated performance. Based upon management's 2000 operating plan and availability under the Revolving Credit Agreement, the Company believes that there is adequate liquidity to fund the Company's operations during fiscal year 2000. However, material shortfalls or variances from anticipated performance could require the Company to seek a further amendment to the Revolving Credit Agreement or alternative sources of financing or to limit capital expenditures to an amount less than that currently anticipated by the Company or permitted under the Revolving Credit Agreement. See "- Capital Expenditures."

Capital Expenditures

The Company's capital expenditures were approximately $6,077,000 in 1999, $4,380,000 in 1998, and $6,823,000 in 1997. The majority of capital expenditures were for fixtures, equipment and leasehold improvements for new, relocated and remodeled stores and the upgrade of the management information systems. The Company opened six new stores in 1999, seven new stores in 1998, and four new stores in 1997. Underperforming stores are closed upon lease termination, or earlier, if possible. The Company closed six underperforming stores in 1999, three underperforming stores in 1998 and seven underperforming stores in 1997. See "- Revolving Credit Agreement."


The Company's capital expenditures are expected to be approximately $7,000,000 in fiscal 2000 for the opening of new stores, remodeling of existing stores, installation of a new point-of-sale system in approximately 30 stores and management information system enhancements. The Company expects to fund these capital expenditures from cash generated by operations and borrowings under the Revolving Credit Agreement.

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

Seasonality

The Company's business is seasonal with approximately 40% of the Company's annual sales being generated during the back-to-school selling season in July and August and the Christmas selling season of November and December. In addition, the Company's performance, like that of many other retailers, is sensitive to the overall U.S. economy and economic cycles and related economic conditions that influence consumer trends and spending patterns.

New Accounting Developments

The Company offers a layaway program pursuant to which its customers are permitted to purchase merchandise currently available for sale and pay for the goods over a 30 to 60 day period. At the time of the sale, the goods are segregated from the Company's inventory and held for the benefit of the customer pending payment in full for the goods. In 1999, the Company's layaway program accounted for approximately 9.4% of the Company's revenues. Layaways are recognized as revenue at the point of sale and as a receivable on the balance sheet (net layaway receivables at January 29, 2000 were $510,000 as compared to $847,000 at January 30, 1999). The Company provided an allowance for layaway sales receivables based on management's estimate of the amount by which uncollected receivables would exceed the cost of the items reverting back to inventory. This estimate is based on the Company's historical calculation of layaway sales that will never be completed. The Company generally required a refundable deposit on layaway sales. As customers paid off the balance on their layaway purchases, the payment reduced the corresponding receivable.

The Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") has requested that the Company change its treatment regarding revenue recognition of layaway sales, commencing with the Company's fiscal year beginning January 30, 2000, to reflect layaway sales as deposits until the merchandise is paid in full and delivered to the customer. The Staff subsequently issued Staff Accounting Bulletin No. 101 - Revenue Recognition in Financial Statements ("SAB 101") on December 3, 1999. SAB 101 requires that layaway sales be treated in a manner consistent with such request. As a result of the Staff's request and the subsequent issuance of SAB 101, the Company changed its treatment regarding revenue recognition of layaway sales commencing on the first day of the Company's fiscal year beginning January 30, 2000 to be consistent with the Staff's recommendation.

The impact of this change in revenue recognition of layaway sales is very difficult to quantify because of information system constraints regarding the historical information of payments relating to specific transactions. The Company estimates that, in the year of adoption, approximately $1.0 to $2.0 million of revenue would be deferred into the following fiscal year. Once adopted, the Company believes there will be a minimal impact on an annual basis; however, the impact on the results of operations on a quarter to quarter basis is expected to be much more pronounced. The impact will be especially pronounced in the second and third quarters and first six and nine month periods because these periods include a portion of the Company's important back-to-school sales period.

The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards No. 133 - "Accounting for Derivative Instruments and Hedging Activities," effective for years beginning after June 15, 2000. The Company believes that this statement will have no impact on its financial presentation.

Year 2000 Readiness Disclosure

In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The Company is not aware of any material problems resulting from Year 2000 issues, either the Company's products or internal systems, or the products and services of outside parties. The Company expensed $50,000 during fiscal 1999 in connection with remediating its systems. During fiscal 2000, the Company does not expect to incur any material expenses in regard to the remediation of non-critical systems. The Company will continue to monitor its mission critical applications and those of its suppliers and vendors throughout 2000 that any latent Year 2000 matters that may arise addressed promptly.

Foreign Operations

As all of the Company's stores have been and are currently located in Texas, Louisiana, Mississippi and, as of March 2000, Arkansas, during the last three fiscal years the Company has received no revenues from external customers attributable to foreign countries except for certain revenues received from customers visiting the Company's stores from foreign countries, the amount of which revenues it is impracticable for the Company to determine and which the Company believes is immaterial to the Company's sales. All of the Company's long-lived assets are currently located in the United States.

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

WEINER'S STORES, INC. CONSOLIDATED BALANCE SHEETS

                                                                          January 29,      January 30,
                                                                              2000             1999
                                                                          -----------      -----------
ASSETS
Current Assets:
           Cash                                                          $  3,336,000    $  7,176,000
           Receivables, net                                                 1,100,000       1,252,000
           Merchandise inventories, net                                    57,293,000      54,243,000
           Prepaid expenses and other assets                                3,287,000       2,380,000
                                                                          -----------      -----------
                     Total current assets                                  65,016,000      65,051,000
                                                                          -----------      -----------
Property and Equipment:
           Land                                                               258,000         258,000
           Building - distribution center and office facility               1,996,000       1,996,000
           Furniture, fixtures and leasehold improvements                  26,759,000       20,728,00
                                                                          -----------      -----------
                     Total                                                 29,013,000      22,982,000
           Less accumulated depreciation and amortization                  (7,967,000)     (4,296,000)
                                                                          -----------      -----------
                     Total property and equipment, net                     21,046,000      18,686,000
                                                                          -----------      -----------
Excess Reorganization Value, less accumulated amortization of
           $799,000 and $504,000, respectively                              3,612,000       3,907,000
                                                                          -----------      -----------
                                                                          $89,674,000      $87,644,000
                                                                          ===========      ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
           Trade accounts payable                                        $ 21,592,000     $21,000,000
           Accrued expenses and other current liabilities                   7,841,000       9,270,000
                                                                          -----------      -----------
                     Total current liabilities                             29,433,000      30,270,000
                                                                          -----------      -----------
Deferred Taxes                                                                397,000         397,000
Long-Term Debt                                                             10,000,000       4,000,000
                                                                          -----------      -----------
Commitments and Contingencies                                                    --              --

Stockholders' Equity:
           Common stock, $.01 par value, 50,000,000 shares authorized,
                     19,000,000 shares issued                                 190,000         190,000
           Additional paid-in capital                                      63,664,000      63,664,000
           Accumulated deficit                                            (14,010,000)    (10,877,000)
           Treasury stock, at cost, 523,170 in both years                        --              --
                                                                          -----------      -----------
                     Total stockholders' equity                            49,844,000       52,977,000
                                                                          -----------      -----------
                                                                          $89,674,000      $87,644,000
                                                                          ===========      ===========


The accompanying notes are an integral part of these consolidated financial statements.

WEINER'S STORES, INC. CONSOLIDATED STATEMENTS OF OPERATIONS
                                                                                Successor Company               Predecessor Company
                                                           -----------------------------------------------------   ----------------
                                                                  Year                Year      Twenty-Three Weeks   Thirty Weeks
                                                                 Ended               Ended            Ended              Ended
                                                           January 29, 2000   January 30, 1999  January 31, 1998    August 25, 1997
                                                           ----------------   ----------------  ----------------    ---------------
Net sales                                                    $ 276,843,000      $ 260,908,000      $ 103,322,000      $ 160,315,000
Cost of goods sold                                             187,423,000        174,750,000         72,308,000        106,350,000
                                                           ----------------   ----------------  ----------------    ---------------
Gross margin                                                    89,420,000         86,158,000         31,014,000         53,965,000
Selling, administrative and other operating costs               91,446,000         90,137,000         36,748,000         50,309,000
Reorganization expense                                                --                 --                 --            2,406,000
                                                           ----------------   ----------------  ----------------    ---------------
Operating (loss) income                                         (2,026,000)        (3,979,000)        (5,734,000)         1,250,000
Interest expense                                                (1,107,000)        (1,013,000)          (161,000)           (40,000)
Interest income                                                       --                 --               10,000            167,000
"Fresh start" adjustments                                             --                 --                 --           (1,519,000)
                                                           ----------------   ----------------  ----------------    ---------------
Loss before income taxes and extraordinary gain                 (3,133,000)        (4,992,000)        (5,885,000)
                                                                                                                           (142,000)
Income tax                                                            --                 --                 --                 --
                                                           ----------------   ----------------  ----------------    ---------------
Loss before extraordinary gain                                  (3,133,000)        (4,992,000)        (5,885,000)          (142,000)
Extraordinary gain                                                    --                 --                 --           18,683,000
                                                           ----------------   ----------------  ----------------    ---------------
Net (loss) income                                            $  (3,133,000)     $  (4,992,000)     $  (5,885,000)     $  18,541,000
                                                           ================   ================  ================    ===============
Earnings per share of common stock:
Loss before extraordinary gain                               $       (0.17)     $       (0.26)     $       (0.31)     $       (1.42)
Extraordinary gain                                                    --                 --                 --               186.83
                                                           ----------------   ----------------  ----------------    ---------------
Net (loss) income per share of common stock                  $       (0.17)     $       (0.26)     $       (0.31)     $      185.41
                                                           ================   ================  ================    ===============
Weighted average number of shares of
           common stock outstanding                             18,483,729         18,869,208         19,000,000            100,000
                                                           ================   ================  ================    ===============


The accompanying notes are an integral part of these consolidated financial statements.

WEINER'S STORES, INC. CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)

                                                      Common       Additional           Accumulated    Treasury
                                                       Stock     Paid-In Capital         Deficit        Stock            Total
                                               ---------------- -------------     ----------------  -------------   -------------
Predecessor Company:
Balances at January 26, 1997                    $    10,000,000  $         --        $(34,446,000)     $       --    $(24,446,000)
  Net income for the thirty weeks ended
  August 25, 1997                                            --            --          18,541,000              --      18,541,000
  Cancellation of stock of Predecessor Company      (10,000,000)           --          15,905,000              --       5,905,000
  Issuance of Successor Company common stock            190,000    63,664,000                 --               --      63,854,000
                                               ---------------- -------------     ----------------  -------------   -------------

Successor Company:
Balances at August 26, 1997                             190,000    63,664,000                 --               --      63,854,000
  Net loss for the twenty-three weeks ended
  January 31, 1998                                          --             --          (5,885,000)             --      (5,885,000)
                                               ---------------- -------------     ----------------  -------------   -------------
Balances at January 31, 1998                            190,000    63,664,000          (5,885,000)             --      57,969,000
  Treasury stock of 523,170 shares revested on
    November 1, 1998                                        --             --                --                --            --
  Net loss                                                  --             --          (4,992,000)             --      (4,992,000)
                                               ---------------- -------------     ----------------  -------------   -------------
Balances at January 30, 1999                       $    190,000 $  63,664,000    $    (10,877,000)     $       --    $ 52,977,000
  Net loss                                                  --             --          (3,133,000)             --      (3,133,000)
                                               ---------------- -------------     ----------------  -------------   -------------
Balances at January 29, 2000                       $    190,000 $  63,664,000    $    (14,010,000)     $       --    $ 49,844,000
                                               ================ =============     ================  =============   =============

The accompanying notes are an integral part of these consolidated financial statements.

WEINER'S STORES, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                                      Predecessor
                                                                         Successor Company                              Company
                                                       ---------------------------------------------------------   ----------------
                                                             Year               Year          Twenty-Three Weeks     Thirty Weeks
                                                            Ended               Ended               Ended               Ended
                                                       January 29, 2000    January 30, 1999     January 31, 1998    August 25, 1997
                                                       ----------------    ----------------     ----------------    ---------------
Cash Flows From Operating Activities:
  Net (loss) income                                    $    (3,133,000)    $     (4,992,000)      $   (5,885,000)     $  18,541,000

  Adjustments to reconcile net (loss) income to
    net cash (used in) provided by operating activities:
      Depreciation and amortization                          3,977,000            4,079,000            1,842,000          2,241,000
      Reorganization expense                                         -                    -                    -          2,406,000
      "Fresh start" adjustments                                      -                    -                    -          1,519,000
      Extraordinary gain                                             -                    -                    -        (18,683,000)
      Impairment of assets                                           -                    -                    -                  -
      Loss on disposition of assets                             36,000                4,000               35,000                  -
      Change in deferred taxes                                       -              (53,000)                   -                  -
      Change in other                                           (7,000)             174,000              (48,000)                 -
      Net change in current assets and liabilities          (4,636,000)           9,699,000          (10,059,000)        (5,318,000)
                                                       ----------------    ----------------     ----------------    ---------------
        Total adjustments                                     (630,000)          13,903,000           (8,230,000)       (17,835,000)
                                                       ----------------    ----------------     ----------------    ---------------
    Net cash (used in) provided by operating activities     (3,763,000)           8,911,000          (14,115,000)           706,000
                                                       ----------------    ----------------     ----------------    ---------------

Cash Flows From Investing Activities:
  Capital expenditures                                      (6,077,000)          (4,380,000)          (3,010,000)        (3,813,000)
  Proceeds on disposition of assets                                  -               71,000               26,000             61,000
                                                       ----------------    ----------------     ----------------    ---------------
    Net cash used in investing activities                   (6,077,000)          (4,309,000)          (2,984,000)        (3,752,000)
                                                       ----------------    ----------------     ----------------    ---------------


Cash Flows From Financing Activities:
  Net borrowings (payments) under revolving credit facility  6,000,000           (1,000,000)           5,000,000                  -
                                                       ----------------    ----------------     ----------------    ---------------
  Net cash provided by (used in) financing activities        6,000,000           (1,000,000)           5,000,000                  -
                                                       ----------------    ----------------     ----------------    ---------------
Net (decrease) increase in cash                             (3,840,000)           3,602,000          (12,099,000)        (3,046,000)
Cash, beginning of period                                    7,176,000            3,574,000           15,673,000         18,719,000
                                                       ----------------    ----------------     ----------------    ---------------
Cash, end of period                                    $      3,336,000    $      7,176,000     $      3,574,000    $    15,673,000
                                                       ================    ================     ================    ===============

The accompanying notes are an integral part of these consolidated financial statements.

WEINER'S STORES, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1   Organization and Summary of Significant Accounting Policies

Weiner's Stores, Inc. (the "Company") operates, as of January 29, 2000, 132 retail stores in Texas, Louisiana and Mississippi. As more fully described in Notes 7 and 8, the Company emerged from Chapter 11 bankruptcy on August 26, 1997 and adopted "fresh start" reporting as set forth in the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated.

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

Fiscal Year

The Company's fiscal year ends on the Saturday nearest January 31 of the following calendar year. Fiscal year 1999 contains 52 weeks, fiscal year 1998 contains 52 weeks and fiscal year 1997 contains 53 weeks.

Cash

Cash includes temporary investments in short-term securities with original maturities of three months or less.

Merchandise Inventories

Merchandise inventories are stated at the lower of cost (applied on a first-in, first-out basis using the retail inventory method) or market. Trade and purchase discounts are recorded as a reduction in inventory cost in the period in which the merchandise is received. Certain general and administrative costs associated with both the buying and the distribution of merchandise from the distribution center to the stores are included in inventory. These costs were approximately $2,400,000 at January 29, 2000 and at January 30, 1999.

Property and Equipment

Property and equipment were restated at approximate fair market value at August 26, 1997. Additions subsequent to August 26, 1997 are recorded at cost. Depreciation is provided using the 150% declining-balance method on the distribution center and office facility based on an average life of 28 years. Equipment is depreciated using the straight-line method based on an average useful life of ten years. Store fixtures and leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful life of ten years or the term of the lease. Expenditures for maintenance and repairs are charged to operations as incurred, while renewals and betterments are capitalized. Long-lived assets are reviewed for impairment upon occurrence of events or changes in circumstances that indicate that the carrying value of these long-lived assets may not be recoverable, as measured by comparing the net book value of the assets to the estimated future cash flows generated by their use. Impaired assets which are held for use are recorded at the lesser of their carrying value or fair value. Software is capitalized with a useful life of five years.

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

Earnings per Share of Common Stock

Earnings per share of common stock is computed as net (loss) income divided by the weighted average number of shares of common stock outstanding during the period. There is no difference between basic and dilutive earnings per share, as the inclusion of options to purchase 1,615,000 shares of common stock in fiscal 1999 and 945,500 shares of common stock in fiscal 1998 would have had an anti-dilutive effect. Earnings per share for prior periods is based on the Predecessor Company shares then outstanding; such information is not comparable due to the Company's reorganization.

Fair Value of Financial Instruments

The Company's financial instruments include cash, receivables, trade accounts payable and long-term debt. The fair values of cash, receivables and trade accounts payable approximate recorded amounts as a result of their short-term nature. The fair value of long-term debt approximates its recorded amount due to the floating interest rate.

Advertising

The Company expenses advertising costs when the event advertised occurs. Advertising expense, included in selling, administrative and other operating costs in the accompanying consolidated statements of operations, was $13,081,000 for fiscal 1999 and $13,415,000 for fiscal 1998, $5,436,000 for the twenty-three weeks ended January 31, 1998 (Successor Company) and $7,166,000 for the thirty weeks ended August 25, 1997 (Predecessor Company).

Revenue Recognition Policy

The Company recognizes revenue at the point of sale. The Company has a layaway program that in fiscal year 1999 accounted for approximately 9.4% of the Company's revenues. Layaways are recognized as revenue at the point of sale and as a receivable on the balance sheet (net layaway receivables at January 29, 2000 was $510,000 as compared to $847,000 at January 30, 1999). The Company provided an allowance for layaway sales receivables based on management's estimates of the amount by which uncollected receivables would exceed the cost of the items reverting back to inventory. The estimate was based on the Company's historic calculation of layaway sales that will never be completed. The Company generally required a refundable deposit on layaway sales. As customers paid on their layaways, the payment reduced the receivable.

The Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") has requested that the Company change its treatment regarding revenue recognition of layaway sales, commencing with the Company's fiscal year which begins January 30, 2000, to reflect layaway sales as deposits until the merchandise is paid in full and delivered to the customer. The Staff subsequently issued Staff Accounting Bulletin No. 101 - "Revenue Recognition in Financial Statements" ("SAB 101") on December 3, 1999. As a result of the Staff's request and subsequent issuance of SAB 101, the Company changed its treatment regarding revenue recognition to recognize layaway sales upon delivery of the merchandise to the customer commencing the first day of the Company's fiscal year which began on January 30, 2000.

Recent Accounting Pronouncements

The Staff of the SEC has issued Staff Accounting Bulletin No. 101 - "Revenue Recognition in Financial Statements," effective for fiscal years beginning after December 15, 1999. The Company is in compliance with SAB 101, except with regard to leased department sales and layaway sales, as discussed above. The Company has implemented all provisions of SAB 101, including treatment of leased department and layaway sales, effective for fiscal year 2000, beginning January 30, 2000.

The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards No. 133 - "Accounting for Derivative Instruments and Hedging Activities," effective for years beginning after June 15, 2000. The Company believes that this statement will have no impact on its financial presentation.

Reclassifications

Certain prior year balances have been reclassified to conform to current year presentation.

2   Long-Term Debt

The Company believes that the financial covenants established in the Fourth Amendment to the Company's Revolving Credit Agreement will be achieved based upon the Company's current and anticipated performance. Based upon management's 2000 operating plan and availability under the Revolving Credit Agreement, the Company believes that there is adequate liquidity to fund the Company's operations during fiscal year 2000. However, material shortfalls or variances from anticipated performance could require the Company to seek a further amendment to the Revolving Credit Agreement or alternative sources of financing or to limit capital expenditures to an amount less than that currently anticipated by the Company or permitted under the Revolving Credit Agreement.

The Company's Revolving Credit Agreement provides a $40,000,000 working capital facility, including a $15,000,000 sub-facility for the issuance of letters of credit. The Revolving Credit Agreement is secured by substantially all of the Company's assets. The Revolving Credit Agreement provides that proceeds may be used solely to fund working capital in the ordinary course of business and for other general corporate purposes. Borrowings under the Revolving Credit Agreement bear interest at the reference rate thereunder plus 0.5% or, at the option of the Company, the Eurodollar Rate thereunder plus 2.5% and are due August 30, 2003. The Company's blended interest rate was 9.0% at January 29, 2000. The working capital facility may also be used to fund letters of credit.

At January 29, 2000, the Company had approximately $15,749,000 available under its working capital facility, after considering outstanding letters of credit of approximately $3,616,000 and borrowings of $10,000,000. The Company's peak borrowings under the working capital facility during fiscal year 1999, including outstanding letters of credit, were approximately $26,830,000 in July 1999. The Company may prepay amounts outstanding under the working capital facility without penalty.

The Revolving Credit Agreement requires that the Company maintain certain financial covenants and stipulates certain borrowing limitations based on the Company's inventory levels. The Revolving Credit Agreement also restricts future liens and indebtedness, sales of assets and dividend payments. Capital expenditures are restricted to $8,500,000 in each of fiscal years 2000, 2001 and 2002 and to $5,000,000 for the period commencing February 2, 2003 and ending August 30, 2003. As of January 29, 2000, the Company was in compliance with all of its covenants under the Revolving Credit Agreement.

Cash interest paid was approximately $951,000 during the fiscal year 1999, $925,000 during fiscal year 1998, $153,000 during the twenty-three weeks ended January 31, 1998 (Successor Company) and $33,000 during the thirty weeks ended August 25, 1997 (Predecessor Company).

3 Accrued Expenses

Accrued expenses consisted of the following:
                                             January 29,         January 30,
                                                2000                 1999
                                             -----------         -----------
           Payroll and related benefits      $1,706,000          $2,210,000
           Taxes other than income taxes      1,308,000           1,563,000
           Rent and other related costs       1,943,000           2,264,000
           Other                              2,884,000           3,233,000
                                             -----------         -----------
                     Total                   $7,841,000          $9,270,000
                                             ===========         ===========

4   Statements of Cash Flows

The net change in current assets and liabilities reflected in the consolidated statements of cash flows was as follows:

                                                         Successor Company                   Predecessor Company
                                         ----------------------------------------------------  ---------------
                                              Year           Year          Twenty-Three Weeks   Thirty Weeks
                                              Ended          Ended                Ended            Ended
                                         January 29, 2000  January 30, 1999  January 31, 1998  August 25, 1997
                                         ----------------  ----------------  ----------------  ---------------
Increase (decrease) in cash:
Receivables                             $        (111,000)  $        95,000   $     2,799,000  $     (1,960,000)
Merchandise inventories                        (2,765,000)       (4,297,000)        5,489,000        (2,453,000)
Prepaid expenses and other assets                (907,000)          757,000          (792,000)         (241,000)
Accounts payable                                  577,000        11,703,000       (10,625,000)       10,256,000
Accrued expenses                               (1,430,000)        1,441,000        (6,930,000)      (10,920,000)
                                         ----------------  ----------------  ----------------  ----------------
                                         $    (4,636,000)  $      9,699,000  $    (10,059,000) $     (5,318,000)
                                         ===============   ================  ================  ================

5   Leases

The Company leases store locations under operating lease agreements, which expire at varying dates through 2009. Most of the store leases include renewal options for an additional 5 to 15 years and require the Company to pay taxes, insurance and certain common area maintenance costs in addition to specified minimum rents. Most of the store leases also require the payment of contingent rent based upon specified percentages of sales in excess of a base amount. Total rent expense for all operating leases was as follows:

                                                          Successor Company               Predecessor Company
                                         ------------------------------------------------- ----------------
                                              Year             Year     Twenty-Three Weeks    Thirty Weeks
                                              Ended            Ended           Ended             Ended
                                         January 29, 2000 January 30, 1999 January 31, 1998 August 25, 1997
                                         ---------------- ---------------- --------------- ----------------
           Minimum rentals              $     11,003,000  $     10,186,000 $     3,950,000 $      5,426,000
           Contingent rentals                    422,000           427,000          67,000          419,000
                                        ----------------  ---------------- --------------- ----------------
                     Total              $     11,425,000  $     10,613,000 $    4,017,000  $      5,845,000
                                        ================  ================ ==============  ================

At January 29, 2000, future minimum rental payments under all noncancelable operating leases with initial or remaining lease terms of one year or more were as follows:

           Fiscal Year
           -----------
           2000            $  11,121,000
           2001                9,223,000
           2002                7,824,000
           2003                6,256,000
           2004                4,299,000
           Thereafter          7,903,000
                               ---------
                     Total  $ 46,626,000
                              ==========
6   Income Taxes

A reconciliation of the Company's effective tax rate with the statutory federal income tax rate is as follows:

                                                                    Successor Company               Predecessor Company
                                                  ------------------------------------------------- -------------------
                                                       Year             Year      Twenty-Three Weeks  Thirty Weeks
                                                       Ended            Ended           Ended            Ended
                                                  January 29, 2000 January 30, 1999 January 31, 1998 August 25, 1997
                                                  ---------------- ---------------- --------------- ----------------
           Expense (benefit) at statutory rate            (34.0) %         (34.0) %        (34.0) %          34.0 %
           Operating losses not providing
                     current benefit                       34.0             34.0            34.0                -
           Operating loss carryforwards                       -                -               -            (34.0)
                                                  ---------------- ---------------- --------------- ----------------
           Effective rate                                     -                -               -                -
                                                  ================ ================ =============== ================

Deferred tax assets and liabilities and the related valuation allowance were as follows:

                                                                 January 29,         January 30,
                                                                    2000                1999
                                                                 -----------         -----------
           Deferred tax liabilities - depreciation and other   $   1,143,000        $    958,000
                                                                 -----------         -----------
           Deferred tax assets:
                     Operating loss carryforwards                 15,442,000          13,961,000
                     Targeted jobs credit carryforward               779,000             779,000
                     Accrued expenses and other                      830,000           1,158,000
                                                                 -----------         -----------
                                                                  17,051,000          15,898,000
           Valuation allowance                                   (16,305,000)        (15,337,000)
                                                                 -----------         -----------
           Deferred income taxes, net                           $    397,000        $    397,000
                                                                 ===========         ===========

The valuation allowance reduces deferred tax assets to the amount that the Company believes is most likely to be realized. The Company has determined that a $16,305,000 valuation allowance at January 29, 2000 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The $968,000 increase in the valuation allowance in the current year is the result of current year net operating losses, which may not be realized. At January 29, 2000, the Company had federal income tax net operating loss ("NOL") carryforwards of approximately $45,418,000. The NOL and targeted jobs credit carryforwards expire in various years through 2020.

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

In connection with the Chapter 11 proceedings, the Company incurred reorganization expenses as follows ($ in thousands):

                                                            Predecessor Company
                                                            -------------------
                                                               Thirty Weeks
                                                                  Ended
                                                              August 25, 1997
                                                              ---------------
           Professional fees                                  $         1,894
           Store/warehouse closings                                      266
           System and store reorganization costs                         468
           Administrative reorganization costs                           818
           Adjustment of liabilities subject to settlement            (1,040)
                                                              ---------------
                     Total                                    $        2,406
                                                              ===============

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

The Company also sponsors the Weiner's Stores, Inc. Employees' Profit Sharing Plan. The Board of Directors of the Company resolved that it was in the best interest of the Company to terminate the profit sharing plan, effective December 31, 1998. The Company is in the process of complying with this resolution. The Company made no contribution in fiscal year 1999 and $5,000 in each of the fiscal years 1998 and 1997.

On August 5, 1999, at a special meeting of the stockholders, the stockholders approved the 1999 Stock Incentive Plan (the "1999 Stock Plan"). The Company's 1997 Stock Incentive Plan (the "1997 Stock Plan") and the 1999 Stock Plan are accounted for using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, under which no compensation cost has been recognized. Had compensation cost for this plan been determined consistent with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," there would have been no changes to the Company's reported net loss per share of common stock of $0.17 as of January 29, 2000 and $0.26 as of January 30, 1999 and $0.31 as of the twenty-three weeks ended January 31, 1998 (Successor Company). The weighted average fair value of options granted was estimated to be zero on the date of grant using the Black-Scholes option pricing model with the assumptions that the risk-free interest rate was 4.5%, price volatility was 0.001% and the expected term of the options was 2.5 years and no dividends were expected.

The effect on fiscal 1999, 1998 and fiscal 1997 pro forma net income and net income per share of common stock of expensing the estimated fair value of stock options is not necessarily representative of the effect on reported earnings in future years due to the vesting period of stock options and the potential for issuance of additional stock options in future years.

Under the 1997 Stock Plan and the 1999 Stock Plan (collectively, the "Stock Plans"), a committee of the Board of Directors may grant options to key employees to purchase common stock at not less than the fair market value at the date of the grant. These options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Board of Directors, provided that no stock option shall be exercisable later than 10 years after the date it is granted. Further, the 1997 Stock Plan allows that the Board of Directors may grant stock awards consisting of common stock issued or transferred to participants as additional compensation with or without other payments to the Company. On the Effective Date of the Plan, stock awards of 400,000 shares were granted. The 1997 Stock Plan allows the Board of Directors to grant options and awards up to the plan limit of 1,400,000 shares and the 1999 Stock Plan allows the Board of Directors to grant options up to the plan limit of 1,000,000 shares. If not exercised, these options revert back to the respective Stock Plans and can be reissued as new options. The number of options available to be granted under the 1997 Stock Plan and the 1999 Stock Plan as of January 29, 2000 was 54,500 and 330,500, respectively.

A summary of options granted under the Stock Plans at January 29, 2000 is presented below:

                                                               Weighted Average
                                            Option Shares       Exercise Price
                                            -------------       --------------
           Outstanding, January 25, 1997                -       $           -
           Granted                                900,000                1.15
           Forfeited                               (1,500)               1.15
                                            -------------       --------------
           Outstanding, January 31, 1998          898,500       $        1.15
                                            =============       ==============
           Exercisable, January 31, 1998           83,333       $        1.15
                                            =============       ==============

                                                               Weighted Average
                                            Option Shares       Exercise Price
                                            -------------       --------------
           Outstanding, January 31, 1998          898,500       $         1.15
           Granted                                 51,500                 1.00
           Forfeited                               (4,500)                1.15
                                            -------------       --------------
           Outstanding, January 30, 1999          945,500       $         1.14
                                            =============       ==============
           Exercisable, January 30, 1999          534,366       $         1.15
                                            =============       ==============

                                                               Weighted Average
                                            Option Shares       Exercise Price
                                            -------------       --------------
           Outstanding, January 30, 1999          945,500       $          1.14
           Granted                                890,000                  0.87
           Forfeited                             (220,500)                 1.11
                                            -------------       --------------
           Outstanding, January 29, 2000        1,615,000       $         1.00
                                            =============       ==============
           Exercisable, January 29, 2000          718,174       $         1.09
                                            =============       ==============

The Company has an employment agreement with each of its four most senior officers, which prescribe a minimum base salary and severance payments if the executives are terminated for any reason other than cause, including if they resign for good reason. Further, the Company has entered into agreements with certain key employees in an effort to retain continuity for a meaningful period of time. In addition, the Company, with respect to certain of its officers (other than the four most senior officers) and key employees and without altering their employment-at-will status, has provided for a separation payment equal to six months base salary in the event of termination for any reason other than cause. If all officers and key employees, including the three most senior officers, were terminated, the Company's estimated maximum aggregate severance payment obligations would be approximately $1,493,000.

10 Stockholders' Equity

At both January 29, 2000 and January 30, 1999, 50,000,000 shares of common stock, $0.01 par value per share, were authorized and 19,000,000 shares were issued. The Company had 18,476,830 shares outstanding at January 29, 2000 and at January 30, 1999. On November 1, 1998, the Company acquired 523,170 treasury shares, at a cost of zero, as a result of unclaimed distributions as described in the Plan, which called for unclaimed distributions to be revested in the Company.

11   Quarterly Financial Data (Unaudited)

(Dollars in thousands, except per share data)

                                                    Fiscal Year Ended January 29, 2000
                                          --------------------------------------------------------
                                          First      Second       Third       Fourth        Total
                                          -----      ------       -----       ------        -----
Net sales                              $  69,602   $  79,532   $  58,859    $  68,850    $ 276,843
Gross profit                              24,222      24,352      20,798       20,048       89,420
Operating income (loss)                    2,243         881      (2,188)      (2,962)      (2,026)
Net income (loss)                      $   2,033   $     463   $  (2,437)   $  (3,192)   $  (3,133)
Weighted average number of shares of
           common stock outstanding       18,477      18,487      18,497       18,477       18,484
Earnings (loss) per share  (a)         $    0.11   $    0.03   $   (0.13)   $   (0.17)   $   (0.17)

                                                    Fiscal Year Ended January 30, 1999
                                          --------------------------------------------------------
                                          First      Second       Third       Fourth        Total
                                          -----      ------       -----       ------        -----
Net sales                              $  61,579   $  68,548    $  60,585    $  70,196    $ 260,908
Gross profit                              22,791      22,485       20,601       20,281       86,158
Operating income (loss)                      781        (331)      (2,400)      (2,029)      (3,979)
Net income (loss)                      $     604   $    (596)   $  (2,709)   $  (2,291)   $  (4,992)
Weighted average number of shares of
           common stock outstanding       19,000      19,000       19,000       18,476       18,869
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

The Company implemented SAB 101 commencing with the Company's fiscal year beginning January 30, 2000. The Company believes there will be minimal impact on an annual basis; however, the impact on the results of operations on a quarter to quarter basis is expected to be much more pronounced. The impact will be especially pronounced in the second and third quarters and first six and nine month periods because these periods include a portion of the Company's important back-to-school sales period.

12   Commitments and Contingencies
There are various suits and claims against the Company that have arisen in the normal course of business. The total liability on these matters cannot be determined with certainty. However, in the opinion of management, the ultimate liability, to the extent not otherwise provided for, will not materially impact the financial statements of the Company.

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

The Company maintains a system of internal controls that management believes provides reasonable assurance that the financial statements are reliably prepared, assets are properly accounted for and safeguarded and transactions are properly recorded and authorized. The concept of reasonable assurance implies that the cost of controls should not exceed their benefits, recognizing that limitations exist within any system.

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


/s/ Raymond J. Miller
    Raymond J. Miller
    Executive Vice President, Chief Operating Officer and
    Chief Financial Officer

INDEPENDENT AUDITORS' REPORTS

Board of Directors and Stockholders of Weiner's Stores, Inc.

We have audited the accompanying consolidated balance sheets of Weiner's Stores, Inc. (Company) as of January 29, 2000 and January 30, 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Weiner's Stores, Inc. at January 29, 2000 and January 30,1999, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.


Houston, Texas                                           /s/ Ernst & Young LLP
March 16, 2000


Board of Directors and Stockholders of Weiner's Stores, Inc.

We have audited the accompanying consolidated statements of operations, changes in stockholders' equity (deficiency) and of cash flows for the twenty-three weeks ended January 31, 1998 (Successor Company operations) and the thirty weeks ended August 25, 1997 (Predecessor Company operations) of Weiner's Stores, Inc. and subsidiary. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 7 to the consolidated financial statements, on August 13, 1997, the Bankruptcy Court entered an order confirming the plan of reorganization of Weiner's Stores, Inc., which became effective after the close of business on August 25, 1997. Accordingly, the accompanying financial statements have been prepared in conformity with AICPA Statement of Position 90-7, "Financial Reporting for Entities in Reorganization Under the Bankruptcy Code" for the Successor Company as a new entity with assets, liabilities, and a capital structure having carrying values not comparable with prior periods as described in Note 8.

In our opinion, the Successor Company consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the twenty-three weeks ended January 31, 1998 in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor Company financial statements referred to above present fairly, in all material respects, the results of the Predecessor Company's operations and its cash flows for the thirty weeks ended August 25, 1997 in conformity with accounting principles generally accepted in the United States of America.

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

           2000                          High       Low
           ----                          ----       ---
      1st Quarter (through March 31)    $0.41     $0.28

           1999                          High       Low
           ----                          ----       ---
           1st Quarter                  $0.66     $0.19
           2nd Quarter                   1.19      0.28
           3rd Quarter                   1.16     $0.47
           4th Quarter                   0.81      0.38

           1998                          High       Low
           ----                          ----       ---
           3rd Quarter                  $1.50     $0.25
     (from August 17, 1998)

           4th Quarter                   0.28      0.13

The last reported sale price per share of Common Stock as reported on the OTC on March 31, 2000 was $0.28. As of March 31, 2000, there were 482 holders of record of the Common Stock. This number does not include stockholders for whom shares are held in a "nominee" or "street" name.

The Company did not declare or pay any cash dividends with respect to the Common Stock during fiscal 1999, fiscal 1998 or fiscal 1997. The terms of the Revolving Credit Agreement prohibit payment of cash dividends on the Common Stock.

Form 10-K

A copy of Form 10-K filed by the Company with the Securities and Exchange Commission for the fiscal year ended January 29, 2000 may be obtained by stockholders without charge (except exhibits) upon written request to Raymond J. Miller, Executive Vice President, Chief Operating Officer and Chief Financial Officer, at the Executive Offices of the Company.

DIRECTORS

Herbert R. Douglas
           Chairman of the Board, President and Chief Executive Officer Raymond J. Miller
           Executive Vice President, Chief Operating Officer, Chief Financial Officer and Secretary
Randall L. Lambert
           Managing Director, Chanin Capital Partners
Gasper Mir
           President, Mir-Fox & Rodriguez, P.C.
F. Hall Webb
           Senior Vice President, Chase Bank of Texas
Melvyn L. Wolff
           Chairman of the Board and Chief Executive Officer, Star Furniture Company

OTHER CORPORATE OFFICERS

James L. Berens
           Senior Vice President, Stores
Joseph J. Kassa
           Senior Vice President, General Merchandise Manager
John P. Dineen
           Vice President, Divisional Merchandise Manager
Michael G. Klaiman
           Vice President, Divisional Merchandise Manager
Michael S. Marcus
           Vice President, Controller and Treasurer

STOCKHOLDER INFORMATION

Annual Meeting

The Annual Meeting of Stockholders will be held at 8:30 a.m. local time on Thursday, May 25, 2000 at the executive offices of the Company, 6005 Westview Drive, Houston, Texas.

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

                                    Weiner's (R)
                                    Because Everybody Loves A Bargain!
                                    6005 Westview Drive, Houston, Texas 77055 www.weiners.com